SGS-THOMSON
                                             MICROELECTRONICS





                                   [GRAPHIC]              1995 ANNUAL REPORT

SGS-THOMSON Microelectronics N.V. is a global independent semiconductor company that produces a broad range of semiconductor integrated circuits (ICs) and discrete devices. Its products are used in high growth applications in the telecommunications, computer, consumer, automotive and industrial sectors. Based on the most recent available industry data, the Company is the world's leading supplier of analog ICs, mixed signal ICs, smart power ICs and MPEG decoder ICs. It serves customers in a variety of markets worldwide, including North America, Europe, Asia Pacific and Japan. The common stock of SGS-THOMSON is traded on the New York Stock Exchange under the symbol "STM". The common stock is also listed on the Bourse de Paris and quoted on SEAQ International.









CONTENTS

Financial Highlights  1
Message from the President  2
Product Groups At a Glance  5
High Growth Applications
  Automotive  8
  Computer  10
  Telecommunications  12
  Consumer  14
  Industrial  16
Manufacturing  18
Research and Development  22
Customer Relationships and Alliances  23
Financial Report  24
Supervisory Board and Executive Officers  56
Corporate Information  56

Financial Highlights                           SGS-THOMSON Microelectronics N.V.

                                                                                         Twelve months ended December 31,
                                                     --------------------------------------------------------------------
(in millions, except per share data)                  1991(1)         1992          1993(1)        1994(1)        1995(1)
- -------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME DATA:
NET REVENUES                                         $1,374.0       $1,568.1       $2,037.5       $2,644.9       $3,554.4
Cost of sales(2)                                       (995.2)      (1,051.6)      (1,248.4)      (1,528.7)      (2,096.0)
- -------------------------------------------------------------------------------------------------------------------------
Gross profit(2)                                         378.8          516.5          789.1        1,116.2        1,458.4
- -------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES(3)                            (410.7)        (464.7)        (573.6)        (683.2)        (807.4)
- -------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                                 (31.9)          51.8          215.5          433.0          651.0
Net interest expenses/other(4)                          (68.2)         (46.5)         (37.8)         (21.0)         (16.8)
- -------------------------------------------------------------------------------------------------------------------------
PROFIT (LOSS) BEFORE TAX                               (100.1)           5.3          177.7          412.0          634.2
Income tax                                               (2.5)          (2.3)         (17.6)         (49.5)        (108.3)
- -------------------------------------------------------------------------------------------------------------------------
Profit (loss) before minority interests                (102.6)           3.0          160.1          362.5          525.9
Minority interests(5)                                       0              0              0              0            0.6
Net earnings (loss)                                  $ (102.6)      $    3.0       $  160.1       $  362.5       $  526.5
- -------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per share(6)                     $  (1.93)      $   0.06       $   1.92       $   3.04       $   4.03
- -------------------------------------------------------------------------------------------------------------------------
Weighed average shares outstanding                       53.3           53.6           83.5          119.4          130.6
- -------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA (END OF PERIOD):
Cash, cash equivalents and marketable securities     $   48.4       $   99.5       $  327.4       $  461.5       $  758.4
Working capital                                         549.7          467.7          390.0          291.1          417.4
TOTAL ASSETS                                          1,896.5        1,842.3        2,240.9        3,224.7        4,486.0
Short-term debt
  (including current portion of long-term debt)         340.8          360.6          231.1          322.5          492.8
Long-term debt (excluding current portion)(1)           612.6          547.6          374.8          277.2          200.7
Shareholders' equity(1)                                 479.9          412.9        1,004.0        1,680.0        2,661.7
- -------------------------------------------------------------------------------------------------------------------------

(1) In October 1995, the Company completed a second public offering with net proceeds to the Company of approximately $371.6 million. In December 1994, the Company completed an Initial Public Offering with net proceeds to the Company of approximately $198.7 million. In 1993, the Company received a $500 million capital contribution that was effected in two steps, $250 million in May and $250 million in September. The Company also received a $100 million capital contribution in each of 1988, 1989 and 1991.

(2) Cost of sales is net of certain third-party funding for industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included therein. See Note 20 to the Consolidated Financial Statements. For a discussion of certain significant charges reflected in cost of sales in 1993, 1994 and 1995, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

(3) Includes, among other things, third-party funding for research and development, the expenses for which are reflected in research and development expenses, as well as foreign currency gains and losses, fab start-up costs, patent license payments received and patent costs incurred. For a discussion of third-party funding (principally by the French and Italian governments) and low interest financing for research and development and other matters, see "Description of Business--State Support for the Semiconductor Industry." The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.

(4) Includes mainly net interest expenses, plus a gain on disposal of an investment in 1992.

(5) In 1994, the Company created a joint venture with a subsidiary of the Shenzhen Electronics Group ("SEG"). the Company owns a 60% interest in the joint venture, with a subsidiary of SEG owning the remaining 40%.

(6) Net earnings (loss) per share amounts have been restated to reflect a 40:1 stock split effected in connection with the Initial Public Offering.

In the original document the following tables were represented by bar graphs:

Net Revenues (in $US millions)
- ------------------------------
1991  -  1,374
1992  -  1,568
1993  -  2,038
1994  -  2,645
1995  -  3,554

Net Earnings/Loss (in $US millions)
- -----------------------------------
1991  -  (102.6)
1992  -       3.0
1993  -   160.1
1994  -   362.5
1995  -   526.5

Shareholders' Equity ($US millions)
- -----------------------------------
1991  -    479.9
1992  -    412.9
1993  -  1,004.0
1994  -  1,680.0
1995  -  2,661.7

                           MESSAGE FROM THE PRESIDENT

- - We took major steps to ensure our continued industry leadership into the next century. -

                                    [PHOTO]

I am pleased to report that SGS-THOMSON enjoyed excellent business and financial results in 1995. Our strong performance is evident, first of all, in the Company's record sales and earnings. In addition, we gained market share in our served market, according to preliminary industry estimates. Just as important as our accomplishments of the past year, however, are the steps we took to ensure our continued industry leadership as we approach a new century. Toward that end, we continued to invest in the expansion of our global manufacturing capacity, accelerated the pace of our research and development efforts, and strengthened our financial position through a second public offering of common stock. These initiatives -- along with our continuing drive to increase our focus on differentiated products, concentrate on high growth applications, and form constructive partnerships with our customers -- have given the Company a solid platform for new achievements and successes.

1995 FINANCIAL HIGHLIGHTS

Net revenues for 1995 increased over 34% to a historical high of $3.55 billion. Gross profit was $1.46 billion, representing an increase of nearly 31%. Operating profit for 1995 rose more than 50%, to $651.0 million. While the gross profit margin went from 42.2% in 1994 to 41.0% in 1995, the operating profit margin moved upward to 18.3% from 16.4%. Net earnings for 1995 reached $526.5 million, a 45% increase over 1994's figure of $362.5 million. Earnings per share for 1995 rose almost 33%, to $4.03, based on 130.6 million weighted average shares outstanding. In 1994, earnings per share were $3.04 based on 119.4 million weighted average shares outstanding.

         Reflecting our commitment to investing in the continued growth of the Company, capital expenditures for 1995 totalled $1.0 billion, up from $779.7 million in 1994. Research and development expenses were $440.3 million for the last year, an increase of over 30% from the 1994 R&D figure.

         We ended 1995 with an extremely solid balance sheet. At the end of the year, cash, cash equivalents and marketable securities totalled $758.4 million, exceeding by $64.9 million our total debt of $693.5 million, while working capital stood at $417.4 million. Shareholders' equity at December 31, 1995 was $2.66 billion.

OPERATING PERFORMANCE

Our record performance was the result of strong growth across SGS-THOMSON's wide range of product groups, geographic regions and end markets. In keeping with our successful product strategy, sales of differentiated products (dedicated/ASSPs, semicustom ICs and microcontrollers) during 1995 rose 43% to total $1.8 billion, or 51% of net revenues. The strong growth in differentiated products was the result of rising customer demand, especially for chips with high system content, to which we allocated significant capacity. In terms of our primary product groups, sales of Dedicated Products rose 38.9%, Programmable Products increased 40.4%, and Discrete and Standard ICs advanced 31.7%. Memory Products revenues were up 15%, despite the limitations caused by our decision to allocate capacity to differentiated products for which we were often the sole source.

         Sales trends by geographic region confirmed the Company's status as a global force in the semiconductor industry. Revenues derived from the Asia Pacific region increased 49.8% in 1995, followed by Europe at 33.5%, North America at 25.7%, and Japan with 15.4%. In 1995, Europe accounted for 46% of net revenues, Asia/Pacific was 26%, the Americas were 24%, and Japan represented 4%. However, if sales to Asian divisions of U.S. customers are combined with their parent companies, our American revenues would be approximately one-third of our total business.

         The Company's emphasis on developing and manufacturing products for high growth applications was rewarded in 1995. Sales of industrial products rose nearly 37%, with a similar rate of increase for telecommunications. Both automotive and computer applications experienced revenue increases in the area of 36%. Consumer-related products posted a 28% growth rate.

         One important result of our strong growth in product sales was that SGS-THOMSON maintained or increased its share in many of our key markets. According to available industry data and current estimates, we believe that we once again held the #1 position in total analog ICs, mixed-signal ICs and smart power ICs for 1995. We also were among the leaders in non-volatile memories and dedicated telecom ICs.

MANUFACTURING AND R&D ACTIVITIES

During 1995, we continued to build up SGS-THOMSON's manufacturing capacity. We announced plans for a fourth 8-inch fab, to be based in Rousset, France, and we are in the process of upgrading and expanding six facilities around the world. In addition, we have identified two other 8-inch facilities, one of which will be in Singapore with the other one -- in Italy -- now under consideration. Our second 8-inch fab in Phoenix, Arizona, began volume production ahead of schedule in July 1995. It will soon start manufacturing next generation x86 microprocessors, and is qualified for several other product families including MPEG decoders. The first wafers should be available from our M5 8-inch module in Catania, Italy, in the third quarter of 1996, with ramp-up starting in the fourth quarter. Also, the construction of the Shenzhen assembly facility in Southern China is nearing completion. This new plant, which is a joint venture with the Shenzhen Electronics Group of China, together with the investments that are being made at other existing facilities, will contribute new back-end capacity to serve increased front-end output.

         Our R&D effort, which over the years has provided SGS-THOMSON with many leading edge technologies, was even stronger in 1995. We made important progress in virtually every area of technology, from power devices to 16 Megabit Flash memories. Among the recent achievements of our R&D team were the creation of the Company's first engineering samples of CMOS 0.35 micron and BiCMOS 0.5 micron technology, and the first silicon of BCD 5 high-power technology with integrated
0.6 micron CMOS logic.

INDUSTRY DYNAMICS AND DIRECTION

Over  the  long  term,   several   dynamic   trends  will  present   significant
opportunities for our industry in general, and for SGS-THOMSON in particular.

         The first trend is technological change or, more specifically, the changing role of microchip makers. Today, we have the ability to create a single chip combining VLSI or ULSI technologies with mixed-signal or mixed-power, together with the whole variety of memory blocks, to replicate the functions of an electronic system.

         This trend is revolutionary, since it moves our industry into the era of complete "system-solutions" on silicon.

         There are three important implications of this changing environment. First, there will be tremendous economic opportunities for those companies that are positioned to meet the need for system-on-a-chip technology. Second, to take advantage of these opportunities, a semiconductor maker must be able to master a vast breadth of technologies, possess strong financial resources to support R&D at a very high level, and control ample manufacturing resources. Third, because designing systems on silicon is by nature a collaborative process, the successful semiconductor companies will be those with the demonstrated ability to form close

- - Our record performance reflected strong growth across a wide range of product groups, regions and end markets. -

         - Our R&D effort has provided many leading edge technologies. -


strategic alliances with their customers. These are the qualities which we have worked hard to foster at SGS-THOMSON, and which are discussed in greater detail in this annual report.

         Geographic change is the second major trend I wish to highlight, and in particular the fact that regionalized economies will continue to prevail in the near-term, while the world is proceeding with the trend of a long-term shift to a truly globalized economy. In recent years, the most explosive growth in our business (and, indeed, in many industries) has taken place in Asia. This region offers enormous resources, a strong cost advantage and high productivity. Thus, it appears that Asia will lead the pack in terms of growth for the near future. Fortunately, SGS-THOMSON has made the investment to establish an integrated presence in this region, consisting of over 10 years of front-end activity, extensive back-end operations (including a new presence in China), and meaningful R&D, design, marketing and sales resources. Over time, however, we believe that the environmental differences between the various macro-economic systems will tend to become more compatible. The boundary conditions for a truly global economy will be in place and the growth momentum will tend to equalize between Asia and other regions, such as North America and Europe. When this occurs, we will be well-positioned to benefit from our strong operations and integrated presence in those areas, as well.

         The other changes of note will occur in the cultural fabric of companies. To grow and prosper, a corporate organization must become more agile, responsive and decentralized, yet all parts of the entity must function together as a coherent whole. The company must foster a culture that encourages a commitment to continuous improvement, total quality management and environmental stewardship, and which empowers its members to achieve these goals. This is the corporation we have been striving to build at SGS-THOMSON.

OUTLOOK FOR 1996; VISION 2000

We are entering 1996 in a healthy financial and business condition, with demand exceeding our capacity in the majority of our product portfolio. It is, however, evident that the industry has started a correction from the extraordinary growth of recent years to a much more modest rate.

         The most respected industry analysts expect a growth rate for 1996 well below that of last year, with disparities in growth among different product families. We cannot anticipate how deep or how long this correction phase will be. We are confident, however, that the heavy emphasis on differentiated products in our portfolio, our strong customer base and strategic alliances, together with our well diversified sales base, both in terms of applications and geography, should allow SGS-THOMSON to again outpace the rate of growth in our served market.


         Looking further ahead, SGS-THOMSON will continue to follow the three main strategic guidelines that have served as our road map since the Company's foundation: innovation, driven by market needs as expressed through our alliances; globalization, which for us means an integrated presence in the major macroeconomic systems; and productivity, which results from a work-force that is educated and empowered to achieve total quality management. By following these strategic guidelines, we are aiming to:

- -        Become a solid member of the top ten worldwide semiconductor manufacturers,

- -        Demonstrate financial performance superior to the average of our 10 largest peer companies, and

- -        Be best-in-class in customer service, product quality and environmental protection.

         These are the core elements of our "Vision 2000". By working to realize this vision, we look forward to producing continued value for our shareholders, customers and associates.


/s/ Pasquale Pistorio

Pasquale Pistorio
President and Chief Executive Officer

SGS-THOMSON At a Glance



- -        1995 Revenues: US$ 3.55 Billion

- -        25,000 Employees

- -        17 Manufacturing Sites

- -        9 Advanced Research and Development Sites

- -        31 Design and Application Centers

- -        57 Sales Offices in 23 Countries


In the original document the following tables were represented by pie charts:

1995 Revenues by Region
- -----------------------
Europe - 46%
Americas - 24%
Asia Pacific - 26%
Japan - 4%

1995 Revenues by Product Family
- -------------------------------
Differentiated Products - 51%
Logic and Memories - 24%
Discretes - 17%
Standard Commodities - 8%


1995 Revenues by Application
- ----------------------------
Telecommunications  -  23%
Computer  -  27%
Automotive  -  9%
Consumer  -  20%
Industrial  -  21%

- --------------------------------------------------------------------------------

                                 PRODUCT GROUPS
                                 AT A GLANCE


DSG                                [GRAPHIC]

DISCRETE AND STANDARD ICS GROUP

Produces discrete power devices, such as power transistors (power bipolar, power
MOS),  rectifiers,   protection  devices,  thyristors  and  application-specific discrete products. Also produces standard linear and logic ICs and radio frequency (RF) products. The Group has a diverse customer base and broad product portfolio.

DPG                                [GRAPHIC]

DEDICATED PRODUCTS GROUP

Produces application-specific semiconductor products using advanced bipolar, CMOS, BiCMOS, mixed-signal and power technologies. The Group's dedicated products are used in all major end-user applications, including mobile communications networks, asynchronous transfer mode communications systems and digital video compression systems.

SPG                                [GRAPHIC]

SUBSYSTEMS PRODUCTS GROUP

Produces electronic subsystems that
provide complete solutions for OEM customer applications. Products include converters and complete power supplies, motor control modules, hands-free systems and battery chargers.

PPG                                [GRAPHIC]

PROGRAMMABLE PRODUCTS GROUP

Produces microcomponents (including microcontrollers, microprocessors and digital signal processors), as well as digital semicustom devices and mixed analog/digital semicustom devices. PPG also produces PC graphic devices and multimedia acceleration ICs.


MPG                                [GRAPHIC]

MEMORY PRODUCTS GROUP

Produces a broad range of memory products, including EPROMs, Flash memories, EEPROMs, SRAMs and chips for smartcards. The Group does not produce DRAMs. MPG has been the leading supplier of EPROM memories since 1993, and is using its EPROM and EEPROM expertise to develop and manufacture a broad portfolio of Flash memory devices.


NVG                                [GRAPHIC]

NEW VENTURES GROUP

Identifies and develops new business opportunities to complement the Company's existing activities and fully exploit its advanced technological expertise, manufacturing capabilities and global marketing team. NVG was formed in May 1994 and its initial activities have focused on manufacturing and marketing x86 microprocessors through a wholly-owned subsidiary in the U.S.

AUTOMOTIVE

                                   [GRAPHIC]

                  ST is a leading provider of chips for audio and comfort systems, from the highest end car stereos to the new, state-of-the-art navigation systems (GPS).

The pervasiveness of semiconductors in automotive applications has grown more than ten-fold in the past 15 years, as car makers have introduced more sophisticated systems and new consumer options. According to industry analysts, this market is projected to continue to expand at a compound annual growth rate of approximately 12% through the year 2000. SGS-THOMSON, with its ability to command a broad range of technologies and form strong working relationships with customers, provides products for such diverse automotive applications as fuel injection, powertrain, anti-lock braking, airbag, car audio, climate control, suspension and lighting systems.

Sales of SGS-THOMSON products for automotive applications rose 36% in 1995, and represented 9% of net revenues. Automotive customers include many of the leading international manufacturers, including BMW, Chrysler, Daimler-Benz, Fiat, Ford and Peugeot. SGS-THOMSON products are also used by such prominent makers of automotive systems and components as Bosch, Delco, Marelli, Nippondenso and Valeo. The Company offers these and other automotive customers such advances as mixed technologies, superintegration in signal and power, and specialized packaging for new, more complex microchips.

SGS-THOMSON is continually working on the next generation of advanced automotive products. The Company's new products include engine management systems, featuring Bipolar-CMOS-DMOS control circuits that comply with anti-pollution diagnostic requirements. Other new products include monolithic alternator regulators and single-chip control systems for airbag, braking and other safety features. Customer demands for ultra-compact powertrain control systems, sophisticated navigation devices and instrumentation, and more stringent emission controls are also driving new product development.


                                   [GRAPHIC]

     SGS-THOMSON             is  continually  working on the next  generation of
                             advanced automotive products.

ST products are featured in the most sophisticated driver safety devices, including ABS and airbag systems.

COMPUTER

                                   [GRAPHIC]

From read-write channels to spindle and head positioning motor drives to controllers, SGS-THOMSON is the undisputed leader in hard disk drive components.

The computer industry has continued to be an important and growing factor in SGS-THOMSON's business. Overall, the market for semiconductors in computer applications is anticipated by industry experts to increase at a compound annual rate of 16% through the end of this century.

At SGS-THOMSON, sales of products for computer applications increased nearly 36% in the last year, and accounted for 27% of net revenues in 1995. For an example of the Company's market leadership in computer applications, consider that seven out of every ten PCs manufactured today use SGS-THOMSON smart power chips in their hard disk drives. Some typical customers include: Acer, Bull, Canon, Compaq, Conner, DEC, Epson, Hewlett Packard, IBM, Olivetti, Quantum, Seagate and Xerox.

The Company's success in the computer market is evident from the great diversity of products it provides. For personal computers, SGS-THOMSON manufactures x86 microprocessors; Flash, EPROM and fast or specialty SRAM memories; and graphics processors, including state-of-the-art 3-D multimedia accelerators. Hard drives use multichannel combos for motor drives and read-write circuits. Products employed in monitors include multisynch processors, vertical amplifiers and processors, and microcontrollers for power management and on-screen display. Printers utilize the Company's power drivers, microcontrollers and memories.

Continuing its growth in the computer sector, the Company is developing new products to satisfy industry demand for such applications as higher capacity disk drives, photo-quality printers, and power management for notebook and palmtop computers.

                                   [GRAPHICS]

      Seven out of every ten PCs manufactured today use SGS-THOMSON chips.

SGS-THOMSON is a major player in multimedia PCs. The Company is the world's largest provider of MPEG decoders, and its STG 2000 is the industry's first integrated multimedia accelerator.

       TELECOMMUNICATIONS

                                   [GRAPHIC]

SGS-THOMSON has been a major participant in both analog and digital terminals and exchanges and is helping to advance new technologies such as ISDN and ATM.

Products for telecommunications customers represent one of the Company's largest and fastest growing application areas, increasing nearly 37% in sales and accounting for 23% of total revenues in 1995. With a projected compound annual growth rate of 17% through the year 2000, the opportunities in this sector should continue to expand.

To a great extent, the explosive growth in the telecommunications segment is the result of the increasing popularity of cellular phones. The list of Company products employed in cellular phones is lengthy, and growing rapidly. It includes advanced digital signal processor cores, ICs used in supply management and subscriber identification interface, Flash and EEPROM memories, and various radio frequency products. Key customers include such industry giants as Motorola and Nokia.

SGS-THOMSON products are widely used in many telecom applications other than cellular phones, however, including line cards, modems, and central office or PABX equipment. The Company's products are featured in high speed modems and audio processors made by US Robotics, Sierra, Racal, PC-Tel and Acer. In addition, it is a major supplier of dedicated interface ICs to three of the leading switch manufacturers: Alcatel, Siemens and Northern Telecom. It is also a major provider of ISDN interface ICs for expanding digital networks.

The continued growth of the telecommunications segment is being driven by developments such as the renewal of line card equipment, ramp-up of ISDN and wireless technologies, and the general expansion of the industry as a consequence of deregulation. SGS-THOMSON is moving to capitalize on these trends by creating new products, including a modem analog front-end for PCs, a high speed link IC for ISDN, and a line card using advanced BCD technology.

                                   [GRAPHIC]

The portfolio of Company products employed in cellular phones is lengthy and growing rapidly.

Over the years, SGS-Thomson has built a technological and commercial leadership position in the area of subscriber line interface circuits.
                                       13

CONSUMER

                                   [GRAPHIC]

The recent boom in set top boxes for advanced services such as direct satellite broadcasting has been made possible by ST's ability to produce state-of-the-art devices in volume.

SGS-THOMSON semiconductors are widely used in such common consumer products as televisions, VCRs, audio systems and other home entertainment applications. The increasing sophistication of such products, and the demand of consumers for the latest technologies, continue to drive the growth of this segment. Industry analysts expect the consumer market for semiconductors to expand at a compound annual rate of 14% over the next five years. In 1995, the Company's sales of semiconductors for consumer applications rose 28%, and were equivalent to 20% of net revenues. Among SGS-THOMSON's major customers in this area are General Instrument, Goldstar, Kenwood, Matsushita, Philips, Pioneer, Samsung, Sanyo, Sharp, Sony and Thomson Multimedia. Included in the Company's products for the consumer segment are: a complete set of ICs (other than DRAMs) for use in digital satellite decoders; one-chip controllers for monitors; a teletext decoder with on-board memory; audio-video matrix switching devices; VCR head amplifiers; and encoders for video game consoles. It also supplies microcontrollers for a wide variety of household appliances.

The Company's contribution to the consumer market has become even more evident with the development of MPEG chips, which are essential to the creation of products offering full-motion video features. MPEG technology is at the heart of such diverse applications as multi-media PCs, the emerging digital and direct broadcast satellite TVs, and video CD players. SGS-THOMSON has been a pioneer in this area, and its established position as the world's #1 supplier of MPEG-2 video-audio decoders will help ensure a major role in the consumer category as new and exciting full-motion products are introduced.

                                   [GRAPHIC]

MPEG technology is at the heart of such diverse applications as multi-media PCs, the emerging digital and direct broadcast satellite TVs and Digital Video Disk
(DVD) players.

SGS-THOMSON continues to innovate in the area of television, and plays a major role in advancing image quality through such programs as Improved Quality TV.

INDUSTRIAL

                                    [GRAPHIC]

With a market share of over 40%, SGS-THOMSON is a worldwide supplier of discrete and IC devices for the new generation of compact fluorescent lamps featuring low energy consumption and long operating life.

In the industrial market segment, SGS-THOMSON supplies semiconductor products for a great variety of applications. Among the Company's most widely used products are intelligent power circuits, which can be found in robots, motor controls and other control systems, automation systems, power supply equipment, lighting products and battery chargers. Significant customers include Asea Brown Boveri, Mannesman, Philips, Schlumberger and Siemens.

In the past year, the industrial products category generated 21% of the Company's net revenues, an increase of almost 37% over the prior twelve months. This segment is projected by industry analysts to grow at a compound annual rate of 16% through the year 2000. The factors driving the growth of this category include the need to retrofit older plants for new processes, the trend among corporations to seek greater production efficiencies through technology upgrades, and the construction of new industrial facilities to meet burgeoning demand for capacity in developing countries.

One industrial application with tremendous potential for growth is the "smart card", for which the Company is the leading producer of chips. These plastic, credit card-sized devices are embedded with powerful microchips that integrate logic, microcontrollers and sophisticated cryptographics. SGS-THOMSON technology enables the smart card to store personal or financial data, allowing access while securing the information from unauthorized use. Smart cards are employed throughout Europe to pay for public telephone service, to provide records of bank accounts or health care data, and for many other uses. As they become more widely accepted in the U.S., it will open up an even more significant market.

Smart cards are just one example of the Company's use of innovative technologies to serve the needs of the industrial segment. It is also developing such products as a system-on-a-chip for a new generation of "super smart" battery chargers, and high voltage ICs for specialized lighting applications.

                                   [GRAPHIC]

SGS-THOMSON technology enables the smart card to store personal or financial data, allowing access while securing the information from unauthorized use.

ST's technological and manufacturing leadership, which enables such diverse functions as a microcontroller, non-volatile memory and power and sensing functions to be integrated on the same device, makes "system on a chip" devices like the Smart Battery Charger a reality.

OPERATIONS

MANUFACTURING

                                   [GRAPHIC]

Today, there are 17 manufacturing sites in Europe, Asia and North America, and a new facility will be opened in China.

SGS-THOMSON's  position  as  one  of  the  leading  semiconductor  companies  is supported by its global "manufacturing machine". Today, there are 17 manufacturing sites in Europe, Asia and North America, and a new facility will be opened in China. This combination of manufacturing resources supports the Company's broad semiconductor product line, providing customers in virtually every major region with controlled access to essential products, and meeting the highest standards for quality and cost-effectiveness.

This manufacturing machine operates on a large scale. Company-wide there are a total of five Class 1 clean areas. Approximately 18,000 employees are involved in the manufacturing processes. There are currently three facilities with the capacity to manufacture wafers up to 8-inch diameter, and three plants with the capability for 0.35 micron or smaller processes.

                                   [GRAPHIC]

The Company continues to strengthen its manufacturing resources. Six facilities around the world are being expanded and upgraded. A new ULSI 8-inch front-end facility is ready to begin activity in Catania, designs are underway for a new 8-inch fab in Rousset, and two other 8-inch facilities, one in Singapore and one in Italy, are respectively being planned or are under consideration.

Manufacturing Facilities

Front-end / / Crolles, France / / Agrate, Italy / / Rousset, France / / Catania, Italy / / Rennes, France / / Grenoble, France / / Castelletto, Italy

/ / Tours, France / / Ang Mo Kio, Singapore / / Carrollton, TX, USA / / Phoenix, AZ, USA / / Rancho Bernardo,
    CA, USA

Back-end
/ / Muar, Malaysia
/ / Kirkop, Malta
/ / Toa Payoh, Singapore
/ / Ain Sebaa, Morocco
/ / Bouskoura, Morocco


                                   [GRAPHIC]

Tours, France

Ang Mo Kio, Singapore

Agrate, Italy

Muar, Malaysia

Catina, Italy

Toa Payoh, Singapore

Castelletto, Italy

                                   [GRAPHIC]


Carrollton, TX, USA

Phoenix, AZ, USA

Crolles, France

Rousset, France

Ain Sebaa, Morocco

Rancho Bernardo,
CA, USA

Bouskoura, Morocco

Kirkop, Malta

Rennes, France

Grenoble, France

Catania, Italy

OPERATIONS

RESEARCH
AND DEVELOPMENT

SGS-THOMSON operates 31 advanced R&D or design sites worldwide.

                                   [GRAPHIC]

Technology Roadmap
PROTOTYPING/PRODUCTION START     '91/'92      '93/'94      '95/'96      '97/'98      '99/'2000
High Performance Logic           0.8/0.7u       0.5u         0.35u        0.25u        0.18u
                                 (2/3 ML)      (3 ML)        (5 ML)       (5 ML)      (5-6 ML)
BiCMOS LOGIC/ANALOG                1.2u         0.7u         0.5u         0.35u        0.25u
BCD (Bipolar/CMOS/DMOS)            2.5u         1.2u         0.6u         0.5u         0.5u
EPROMs                             16 M           --          16M            --          --
                                    5V                         3V

FLASH Memories                   256 K/1M        4M         8M/16M         64M         256M
                                    5V           5V            3V           3V         2.5V

SRAMs (Fast/N.V.)                   1M           1M            1M          1M/4         16M
                                    5V           5V            3V           3V         2.5V

PROGRAMMABLE LOGIC                 0.8u         0.7u        0.6u/0.5u      0.35u      0.25u
N.V. Memory Capability

                                    [PHOTO]

The R&D program at SGS-THOMSON is extensive and dynamic, enabling the Company to maintain its technological leadership. Today, there are 31 advanced research and development or design sites worldwide, employing 2,500 people. Total expenses for R&D in 1995 were over $440 million, representing 12.4% of net revenues.

R&D milestones for 1995 included the first engineering samples of such products as 0.35 micron VLSI CMOS, 0.5 micron BiCMOS and 16 Megabit Flash. Also, the first silicon has been produced for BCD 5, the Company's exclusive 0.6 micron Bipolar/CMOS/DMOS technology.

To maximize the benefits of the R&D effort, the Company relies on both centralized and decentralized operations. That is, there are two main centers for VLSI platform development, in Crolles, France and Agrate, Italy, along with diverse process/design centers for specific technological competencies. Extending the scope of its R&D program, SGS-THOMSON conducts some activities jointly with major corporate, academic and government research centers. A key advantage is the use of pilot lines closely allied with the Company's R&D facilities, such as the non-volatile memory and programmable logic line in
Agrate or the high performance logic CMOS/BiCMOS line at Crolles. The pilot lines allow early prototyping of technologies and help ramp-up for manufacturing, thus reducing time-to-market while enhancing yield.

STRATEGIC ALLIANCES

SGS-THOMSON has long recognized the importance of working in close cooperation with its customers to ensure that its technologies anticipate and satisfy emerging needs, and to share some of the risks and costs of product development. Toward those ends, the Company has formed a network of worldwide strategic alliances with key customers and other participants in the semiconductor marketplace.

Strategic alliances with customers in the automotive sector include Bosch and Fiat/Marelli. In telecommunications, the Company is allied with Alcatel, Nokia and Northern Telecom. Computer industry leaders such as Seagate Technology and Western Digital, and consumer products maker Thomson Multimedia, are also involved in constructive alliances with SGS-THOMSON. The Company also has technology or product development alliances with Philips Semiconductors, Mitsubishi Electric Corporation, Siemens and a major design software company. Furthermore, there are a number of other strategic alliances that for confidentiality reasons cannot be mentioned here.

The Company's strong relationships and alliances have had a direct, positive impact on financial performance. In 1995, sales to alliance "partners" totalled nearly $1 billion, a large and especially stable component of net revenues.

                                   [GRAPHIC]

Customers

Semiconductor
Manufacturers

Research Institutes
and Universities

Suppliers

Multinational R&D
Organizations

FINANCIAL CONTENTS

Selected Consolidated Financial Data 25

Management's Discussion and Analysis
of Financial Condition and Results of Operations 26

Consolidated Statements of Income 37

Consolidated Balance Sheets 38

Consolidated Statements of Cash Flows 39

Consolidated Statements of Shareholders' Equity 40

Notes to Consolidated Financial Statements 41

Auditor's Report 55

Management's Discussion and Analysis
of Financial Condition and Results of Operations

OVERVIEW

The Company was formed in 1987 as a result of the combination of the non-military business of Thomson Semiconducteurs, the microelectronics business of the French state-controlled defense electronics company Thomson-CSF, and SGS Microelettronica, the microelectronics business owned by STET, the Italian state-controlled telephone company. Since its formation, the Company has significantly broadened and upgraded its range of products and technologies and has strengthened its manufacturing and distribution capabilities in Europe, North America, and the Asia Pacific region, while at the same time restructuring its operations to improve efficiency.

From 1991 to 1995, the Company's net revenues increased from $1,374.0 million to $3,554.4 million, with strongest revenue growth occurring in 1993, 1994 and 1995. Such revenue gains were achieved despite the Company's absence during that period from the market for DRAMs (a commodity memory product) and, until the second half of 1994, from the market for personal computer microprocessors (such as the x86 family of products) and DRAMs. According to trade association data, the TAM (total available market) increased from $54.6 billion in 1991 to a preliminary estimate of $144.4 billion in 1995, while the SAM (serviceable available market, which prior to 1995 consisted of the TAM without DRAMs, microprocessors and opto-electronic products and commencing in 1995 and for all prior periods compared therewith includes microprocessors as a result of the Company's production of x86 products) increased from $45.6 billion in 1991 to a preliminary estimate of $99.2 billion in 1995. The Company's share of the TAM remained relatively constant at 2.5% during this period, while the Company's share of the SAM increased from 3.0% in 1991 to 3.6% in 1995. Revenue growth within the Company from 1991 through 1995 was particularly significant for dedicated products, EPROMs and semicustom devices. The Company has also succeeded in becoming a more global semiconductor supplier--the proportion of the Company's revenues derived outside Europe increased from approximately 42% in 1991 to approximately 54% in 1995.

        Differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers) accounted for just over 51% of the Company's net revenues in 1995, compared to approximately 48% in 1994. Such products foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products, and are less vulnerable to competitive pressures than standard commodity products. In 1995, analog ICs (including mixed signal
ICs), the majority of which are also differentiated ICs, accounted for approximately 46% of the Company's net revenues (compared to approximately 43% in 1994), while discrete devices accounted for approximately 17% of the Company's net revenues (compared to approximately 15% in 1994). In recent years, analog ICs and discrete devices have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

        In addition to increasing revenues, management's efforts to rationalize operations and increase manufacturing and other efficiencies have generated significant improvements in profitability. The Company's gross profit margin increased from 27.6% in 1991 to 41.0% in 1995. Such increases in gross profit margins have combined with significant reductions in selling, general and administrative expenses as a percentage of net revenues and reduced interest costs to significantly increase profitability in an improved industry environment in 1993, 1994 and 1995. In 1995, the gross profit margin decreased to 41.0% from 42.2% in 1994 due primarily to costs associated with the conversion of certain manufacturing facilities from the production of 4-inch and 5-inch wafers to production of 5-inch and 6-inch wafers, the increase in the cost of sales attributable to the new plant in Phoenix, Arizona, which completed the start-up phase at the end of the 1995 second quarter and whose costs, as of the 1995 third quarter, are therefore included in the cost of sales and, in the second and third quarters of 1995, the negative impact of the weakening of the U.S. dollar, and to a lesser extent due to higher depreciation resulting from increased capital spending.

        According to preliminary estimated trade association data, in 1995 TAM revenues increased approximately 42% over 1994 while SAM revenues increased approximately 32%. Such growth rates have exceeded the historical TAM compound annual growth rates since 1983 (19%, according to preliminary estimated trade association data). Although it cannot predict the timing or degree of any softening in the semiconductor market, management believes that the industry growth rates and average selling prices in the period from 1993 through 1995 are unlikely to be sustained. In less favorable industry environments, the Company has in the past been requested to reduce prices to limit the level of order cancellations. As only a portion of the Company's expenses varies with its revenues, there can be no royalty income) decreased from $42.7 million in 1994 to $33.7 million in 1995 due primarily to such reclassification. Net revenues increased 34.4%, from $2,644.9 million to $3,554.4 million in 1995 compared to 1994.

         The Dedicated Products Group's net revenues increased 38.9% primarily as a result of significant volume growth in computer products, video/image processing products and audio and automotive products. The Discrete and Standard ICs Group's net revenues increased 31.7%, due principally to sales increases in transistors such as Power MOS and power transistors and discrete devices. Sales of standard commodities such as standard linears and voltage regulators also increased compared to 1994. The Memory Products Group's revenues grew by 15.0% as increased volumes of flash memory products and increased sales of EEPROMs and smartcard ICs used in European telephone and bank cards were offset by declining EPROM sales due to lower prices. Net revenues of the Programmable Products Group increased 40.4% principally from growth in sales of microcontroller products and higher sales of digital semicustom products (which benefited from the introduction of advanced submicron product lines). In the second half of 1994, the Company commenced shipments of its own x86 microprocessor product family. Although it cannot predict the timing or degree of any softening in the semiconductor market, management believes that the rate of growth in revenues experienced by the Company in its principal product groups in 1995 compared to 1994 is unlikely to be sustained.

GROSS PROFIT. The Company's gross profit increased 30.7%, from $1,116.2 million in 1994 to $1,458.4 million in 1995, primarily as a result of significant volume growth in all the Company's principal product groups except the Memory Products Group, which also experienced a slower growth rate in net sales due to declining EPROM prices. As a percentage of net revenues, gross profit decreased from 42.2% to 41.0% due primarily to costs associated with the conversion of certain manufacturing facilities from the production of 4-inch and 5-inch wafers to production of 5-inch and 6-inch wafers and to a lesser extent due to higher depreciation resulting from increased capital spending.

         Increases in cost of sales from $1,528.7 million in 1994 to $2,096.0 million in 1995 were due primarily to higher variable costs associated with significantly increased volume, the addition of the new fabrication plant in Crolles, France, which has started to reach a significant volume of production, and to certain manufacturing facilities which were in the process of being upgraded in the 1995 period. Increases in the cost of sales were also attributable to the new plant in Phoenix, Arizona, which completed the start-up phase at the end of the 1995 second quarter and whose costs, as of the 1995 third quarter, are therefore included in cost of sales, and higher depreciation resulting from increased capital spending in recent periods.

         The exchange rate impact on gross profit in 1995 compared to 1994 was negative, as the negative impact of the depreciation of the U.S. dollar on cost of sales was greater than the positive impact on net revenues. However, this impact was not material. Cost of sales in 1995 and 1994 was net of $11.8 million and $19.3 million, respectively, of funds received from governmental agencies to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 21.6% from $339.9 million to $413.2 million. As a percentage of net revenues, selling, general and administrative expenses decreased from 12.9% to 11.6% due primarily to higher net revenues. However 1994 included a $15 million provision for potential patent infringements and 1995 included a $10 million provision related to one time charges to cover the possible financial impact related to legal proceedings in one of the Company's subsidiaries. Excluding these provisions the increase in selling, general and administrative expenses was primarily due to a strengthening in the Company's marketing efforts as well as in general and administrative functions.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses continued to represent a substantial amount of the Company's net revenues, increasing 30.2% to $440.3 million in 1995 from $338.3 million in 1994. Due to the strong growth in net revenues attained in 1995, research and development expenses as a percentage of net revenues decreased slightly from 12.8% to 12.4%. However, the Company continued to invest heavily in research and development and plans to continue increasing its research and development activities. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.

RESTRUCTURING COSTS. Restructuring costs decreased significantly to $13.0 million in 1995 from $37.0 million in 1994. The 1995 period included costs associated with certain personnel lay-offs and relocations. The 1994 period included primarily costs associated with the closure of certain older fab facilities and certain personnel lay-offs.

OTHER INCOME AND EXPENSES. Other income and expenses of the Company resulted in income of $59.1 million in 1995 compared to income of $32.0 million in 1994. Other income and expenses include primarily funds received from government agencies in connection with the Company's research and development programs, the costs of new plant start-ups, as well as foreign currency gains and losses, patent license payments, the costs of certain activities relating to intellectual property, and miscellaneous revenues and expenses. Other income and expenses in the 1994 period included a charge for stock option compensation of $18.1 million, while 1995 included increased contributions to research and development activities and start-up costs. In addition, in 1995 there were several nonrecurring items affecting income and expenses, which taken together were not material. These include the reversal of the provision for the restructuring of the Rancho Bernardo plant in connection with the recent decision to retain and upgrade this facility.

OPERATING PROFIT (LOSS). The Company's operating profit increased 50.3% from 1994 to 1995, increasing by $218.0 million to $651.0 million, primarily as a result of the reduction of provisions for restructuring costs and increased revenues.

NET INTEREST EXPENSES. The Company decreased its net interest expenses from $21.0 million in 1994 to $16.8 million in 1995, primarily as a result of the temporary reduction in debt due to application of the proceeds received by the Company in December 1994 from the Initial Public Offering, and in October 1995 from the second public offering, which substantially decreased the financial debt.

INCOME TAX. Provision for income tax was $108.3 million in 1995 compared to $49.5 million in 1994, primarily as a result of the substantial increase in profit before tax. In 1995 the accrued effective tax rate was approximately 17%, compared to 12% for 1994. The still favorable 1995 rate is mainly due to the application of benefits in certain countries associated with new capital expenditure programs. As such benefits may not be available after 1995, the Company expects to register an increase in the effective tax rate in the coming years.

1994 VS. 1993

The growth that the worldwide semiconductor market experienced in 1993 continued in 1994, with the markets in Europe, the Americas, the Asia Pacific region and Japan all showing strong growth. According to trade association data, the TAM increased by approximately 32% in 1994 over 1993. The estimated SAM increased by approximately 22% over the same period. The Company experienced strong increases in both revenues and profitability in 1994, caused by significant increases in volume and increased sales of new products. Prices were slightly lower in 1994 than in 1993, and were particularly lower for EPROMs commencing in the second quarter of 1994.

NET REVENUES. Net sales increased 29.6%, from $2,007.7 million to $2,602.2 million, in 1994 compared to 1993. This increase was primarily as a result of significantly increased volume of sales of existing products in each of the Company's principal product groups. Higher volumes accounted for the greatest part of the $594.5 million total increase in net sales, but increased sales of new products also contributed to the sales increase. Prices registered a marginally declining trend, mainly in memory products. There was no significant impact on sales due to changes in the value of the U.S. dollar in 1994 compared to 1993. Other revenues (consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income) increased from $29.8 million to $42.7 million in the same period, reflecting primarily payments from certain strategic partners and patent royalty income. As a result, net revenues increased 29.8%, from $2,037.5 million to $2,644.9 million.

         The Dedicated Products Group's net revenues increased 39.5% primarily as a result of significant growth in computer products (primarily higher sales of disk drive controller ICs), audio and automotive products,

        SGS-THOMSON Microelectronics N.V.

video/image processing products and telecommunications products (primarily additional business secured from a strategic alliance with Northern Telecom that became effective in January 1994). The Discrete and Standard ICs Group's net revenues increased 23.6% due principally to volume increases in standard logic and linear devices, which were facilitated in part by increased back-end manufacturing capacity. Sales of power MOS transistors also increased over 1993. The Memory Products Group increased net revenues by 23.4% primarily through increased volumes of flash memory products and increased sales of EEPROMs, smartcard ICs used in European telephone and bank cards, and also EPROMs (notwithstanding a decline in pricing commencing in the second quarter of 1994 from historically high levels). Net revenues of the Programmable Products Group increased 19.0% principally from higher sales of digital semicustom products (which benefited from the introduction of advanced submicron product lines) and growth in sales of microcontroller products. In the second half of 1994, the Company commenced shipments of the x86 microprocessor product family.

         Net revenues in Europe increased primarily as a result of increased sales of memory products, in particular flash memories, and automotive and audio products. Standard commodities, such as standard linear and voltage regulator products, some memory products, such as EEPROM and flash memory products, and microcontroller products also contributed to this growth. In the Americas, the 35.9% increase in net revenues was attributable to an improved economy in the United States, increased sales of image processing products as well as the alliance with Northern Telecom. Significant growth rates were also registered by microcontroller, flash memories and standard commodities. In the Asia Pacific region, the revenue increase was primarily due to a strong increase in sales of devices for computer peripherals (disk drive) and in the personal computer business in Singapore and Taiwan. A strong increase was also shown by digital semicustom products. The Company is expanding its business in China principally in the telecommunications and consumer (television and radio) segments. Despite difficult general economic conditions in Japan, the region managed good growth in net revenues fueled by sales of memory products, such as SRAMs, flash memories and EPROMs, and dedicated products for office equipment. In 1994, the Company opened a sales office in Osaka and a dedicated products design center in Tokyo.

GROSS PROFIT. The Company's gross profit increased 41.5%, from $789.1 million in 1993 to $1,116.2 million in 1994, primarily as a result of significantly increased net revenues. Although gross profit increased as a result of volume growth in all the Company's principal product groups, gross profit was particularly affected in 1994 by increased sales in the Dedicated Products Group of differentiated ICs, which generally have higher margins than standard commodity products. In addition, gross profit benefited from increased profitability in the Discrete and Standard ICs Group. As a percentage of net revenues, gross profit increased from 38.7% to 42.2%.

         Increases in cost of sales from $1,248.4 million in 1993 to $1,528.7 million in 1994 were due primarily to higher variable costs associated with significantly increased volume and higher depreciation resulting from increased capital spending in recent periods. Increases in cost of sales were also attributable to the addition of the new fabrication plant in Crolles, France, which has recently commenced manufacturing. Cost of sales decreased as a percentage of revenues due primarily to manufacturing efficiencies resulting from increased production volume, and to a lesser extent to improved yields and labor productivity.

         The exchange rate impact on gross profit in 1994 compared to 1993 was negligible, as the comparative positive impact on net revenues was partially offset by a negative impact on cost of sales. Cost of sales in 1994 and 1993 was net of $19.3 million and $20.4 million, respectively, of funds received to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 12.4%, from $302.5 million to $339.9 million. Approximately $28 million of this increase was due to increases in the Company's sales force and marketing efforts. In addition, a $15.0 million provision for patent risks was included. As a percentage of net revenues, selling, general and administrative expenses decreased from 14.8% to 12.9% due primarily to a higher sales rate.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development continued to receive a substantial amount of the Company's net revenues, reaching $338.3 million in 1994 and $270.9 million in 1993, a 24.9% increase. As a result of the strong growth in net revenues attained in 1994, research and development expenses as a percentage of net revenues fell slightly from 13.3% in 1993 to 12.8% in 1994. The Company plans to continue to increase its research and development staff so as to increase research and development activities. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.

RESTRUCTURING COSTS. Restructuring costs decreased significantly from $49.9 million in 1993 to $37.0 million in 1994. The restructuring costs in 1994 were primarily charges incurred for fixed asset write-offs and other costs associated with the restructuring and upgrading of certain manufacturing activities. The restructuring costs for 1994 include provisions for activities for which management decisions have been made; some have occurred in 1994 and others were originally scheduled to occur during 1995, but have been postponed due to capacity requirements in light of current market conditions. Management believes these restructuring activities will contribute to its manufacturing capabilities and improve efficiency.

OTHER INCOME AND EXPENSES. Other income and expenses resulted in income of $32.0 million in 1994 compared to income of $49.7 million in 1993. Other income and expenses include primarily funds received from government agencies in connection with the Company's research and development programs, as well as foreign currency gains and losses, patent license payments, the costs of certain activities relating to intellectual property, and miscellaneous revenues and expenses. In 1994 other income and expenses included the charge for stock option compensation of $18.1 million. See Note 12 to the Consolidated Financial State-ments. In addition, in 1994 there was a significant increase in the cost of new plant start-ups, from $1.6 million to $8.8 million, principally associated with the new fabrication facility in Phoenix.

OPERATING PROFIT (LOSS). The Company's operating profit registered a record increase of 100.9% from 1993 to 1994, increasing by $217.5 million to $433.0 million primarily as a result of the increased net revenues. Changes in exchange rates did not have a material impact on operating profit.

NET INTEREST EXPENSES. The Company decreased its net interest expenses from $37.8 million in 1993 to $21.0 million in 1994, primarily as a result of the $500 million capital stock increase in 1993 (which substantially decreased financial debt).

INCOME TAX. Provision for income tax was $49.5 million in 1994 compared to $17.6 million in 1993, primarily as a result of the substantial increase in profit before tax. In 1994, the Company took advantage of certain tax benefits which allowed an effective tax rate of approximately 12.0%. As such benefits will no longer be available, the Company is expecting a significant increase in the effective tax rate in the coming years beginning in 1995.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain financial information for the years 1995, 1994 and 1993. Such information is derived from unaudited consolidated financial statements, prepared on a basis consistent with the audited financial statements, that include, in the opinion of management, only normal recurring adjustments necessary for a fair presentation of the information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth experienced by the Company in recent years as well as the changes in the composition of sales and production among different geographic regions, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance.

                        SGS-THOMSON Microelectronics N.V.

                                                                                                                    Quarter Ended
                                    =============================================================================================
(in millions, except percentages      Apr. 3,       July 3,      Oct. 2,        Dec.31 ,      Apr. 2,      July 2,        Oct. 1,
and per share data)                    1993          1993          1993          1993          1994          1994          1994
- ---------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of
 Income Data:
  Net revenues                      $  438.9      $  526.1      $  521.3      $  551.3      $  599.3      $  672.4      $  657.2
  Cost of sales                       (281.1)       (329.6)       (309.0)       (328.8)       (346.8)       (389.4)       (380.5)
- ---------------------------------------------------------------------------------------------------------------------------------
Gross profit                           157.8         196.5         212.3         222.5         252.5         283.0         276.7
- ---------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
 Selling, general and
  administrative                       (72.8)        (71.3)        (67.5)        (91.0)        (91.3)        (82.1)        (81.5)
 Research and development              (64.0)        (69.6)        (68.3)        (68.9)        (72.5)        (82.7)        (83.4)
 Restructuring cost                     (0.6)         (1.8)        (16.9)        (30.6)         (0.2)        (22.9)        (10.7)
 Other income and expenses              18.6          17.5           3.1          10.5          13.8          15.3           3.3
- ---------------------------------------------------------------------------------------------------------------------------------
  Total operating expenses            (118.8)       (125.2)       (149.6)       (180.0)       (150.2)       (172.4)       (172.3)
Operating profit (loss)                 39.0          71.3          62.7          42.5         102.3         110.6         104.4
Net interest expenses                  (13.6)        (10.5)        (10.1)         (3.7)         (4.8)         (5.6)         (5.6)
- ---------------------------------------------------------------------------------------------------------------------------------
Profit (loss) before tax                25.4          60.8          52.6          38.8          97.5         105.0          98.8
Income tax                              (1.0)         (2.1)         (7.1)         (7.3)        (18.0)        (18.5)        (11.5)
Profit (loss) before
 minority interests                     24.4          58.7          45.5          31.5          79.5          86.5          87.3
Minority interests                       0.0           0.0           0.0           0.0           0.0           0.0           0.0
- ---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                 $   24.4      $   58.7      $   45.5      $   31.5      $   79.5      $   86.5      $   87.3
=================================================================================================================================
Net earnings (loss) per share       $   0.46      $   0.78      $   0.52      $   0.27      $   0.67      $   0.73      $   0.73
=================================================================================================================================
Weighted average
 shares outstanding                     53.6          75.4          87.2         119.0         119.0         119.0         119.0
=================================================================================================================================
As a Percentage of Net
 Revenues:
  Net revenues                         100.0%        100.0%        100.0%        100.0%        100.0%        100.0%        100.0%
  Cost of sales                        (64.0)        (62.6)        (59.3)        (59.6)        (57.9)        (57.9)        (57.9)
- ---------------------------------------------------------------------------------------------------------------------------------
Gross profit                            36.0          37.4          40.7          40.4          42.1          42.1          42.1
- ---------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
 Selling, general and
 administrative                        (16.6)        (13.6)        (12.9)        (16.5)        (15.2)        (12.2)        (12.4)
 Research and development              (14.6)        (13.2)        (13.1)        (12.5)        (12.1)        (12.3)        (12.7)
 Restructuring costs                    (0.1)         (0.3)         (3.2)         (5.6)          0.0          (3.4)         (1.6)
 Other income and expenses               4.2           3.3           0.6           1.9           2.3           2.3           0.5
- ---------------------------------------------------------------------------------------------------------------------------------
  Total operating expenses             (27.1)        (23.8)        (28.7)        (32.7)        (25.1)        (25.6)        (26.2)
Operating profit (loss)                  8.9          13.6          12.0           7.7          17.1          16.4          15.9
Net interest expenses                   (3.1)         (2.0)         (1.9)         (0.7)         (0.8)         (0.8)         (0.9)
- ---------------------------------------------------------------------------------------------------------------------------------
Profit (loss) before tax                 5.8          11.6          10.1           7.0          16.3          15.6          15.0
Income tax                              (0.2)         (0.4)         (1.4)         (1.3)         (3.0)         (2.8)         (1.7)
Profit before minority interests         5.6          11.2           8.7           5.7          13.3          12.9          13.3
Minority interests                       0.0           0.0           0.0           0.0           0.0           0.0           0.0
- ---------------------------------------------------------------------------------------------------------------------------------
Net earnings  loss                       5.6%         11.2%          8.7%          5.7%         13.3%         12.9%         13.3%
=================================================================================================================================

                                                                                       Quarter Ended
                                    ================================================================
(in millions, except percentages      Dec.31 ,      Apr. 1,       July 1,      Sept.30,       Dec.31,
and per share data)                    1994          1995          1995          1995          1995
- ----------------------------------------------------------------------------------------------------
Consolidated Statement of
 Income Data:
  Net revenues                      $  716.0      $  778.6      $  878.5      $  922.6      $  974.7
  Cost of sales                       (412.0)       (451.8)       (526.9)       (552.3)       (565.1)
- ----------------------------------------------------------------------------------------------------
Gross profit                           304.0         326.8         351.6         370.3         409.6
- ----------------------------------------------------------------------------------------------------
Operating expenses:
 Selling, general and
  administrative                       (85.0)        (90.7)        (99.8)       (103.6)       (119.0)
 Research and development              (99.7)        (97.5)       (105.1)       (109.3)       (128.4)
 Restructuring cost                     (3.2)         (0.3)         (0.8)         (6.8)         (5.1)
 Other income and expenses              (0.4)          3.4          11.8          15.7          28.3
- ----------------------------------------------------------------------------------------------------
  Total operating expenses            (188.3)       (185.1)       (193.9)       (204.0)       (224.2)
Operating profit (loss)                115.7         141.7         157.7         166.3         185.4
Net interest expenses                   (5.0)         (2.9)         (5.1)         (6.7)         (2.1)
- ----------------------------------------------------------------------------------------------------
Profit (loss) before tax               110.7         138.8         152.6         159.6         183.3
Income tax                              (1.5)        (31.9)        (30.1)        (30.7)        (15.7)
Profit (loss) before
 minority interests                    109.2         106.9         122.5         128.9         167.6
Minority interests                       0.0           0.0           0.1           0.1           0.4
- ----------------------------------------------------------------------------------------------------
Net earnings (loss)                 $  109.2      $  106.9      $  122.6      $  129.0      $  168.0
====================================================================================================
Net earnings (loss) per share       $   0.90      $   0.83      $   0.95      $   1.00      $   1.24
====================================================================================================
Weighted average
 shares outstanding                    120.6         128.6         128.8         129.1         135.9
====================================================================================================
As a Percentage of Net
 Revenues:
  Net revenues                         100.0%        100.0%        100.0%        100.0%        100.0%
  Cost of sales                        (57.5)        (58.0)        (60.0)        (59.9)        (58.0)
- ----------------------------------------------------------------------------------------------------
Gross profit                            42.5          42.0          40.0          40.1          42.0
- ----------------------------------------------------------------------------------------------------
Operating expenses:
 Selling, general and
 administrative                        (11.9)        (11.6)        (11.4)        (11.2)        (12.2)
 Research and development              (13.9)        (12.5)        (12.0)        (11.8)        (13.2)
 Restructuring costs                    (0.4)         (0.0)         (0.1)         (0.7)         (0.5)
 Other income and expenses              (0.1)          0.4           1.3           1.7           2.9
- ----------------------------------------------------------------------------------------------------
  Total operating expenses             (26.3)        (23.8)        (22.1)        (22.1)        (23.0)
Operating profit (loss)                 16.2          18.2          18.0          18.0          19.0
Net interest expenses                   (0.7)         (0.4)         (0.6)         (0.7)         (0.2)
- ----------------------------------------------------------------------------------------------------
Profit (loss) before tax                15.5          17.8          17.4          17.3          18.8
Income tax                              (0.2)         (4.1)         (3.4)         (3.3)         (1.6)
Profit before minority interests        15.3          13.7          13.9          14.0          17.2
Minority interests                       0.0           0.0           0.0           0.0           0.0
- ----------------------------------------------------------------------------------------------------
Net earnings  loss                      15.3%         13.7%         14.0%         14.0%         17.2%
====================================================================================================

         In 1995, approximately 46% of the Company's net revenues originated in Europe, compared to 58% in 1991. The Company's third quarter revenues in Europe have averaged less than average revenues during other quarters due to production slowdowns by its European customers in July and August. During strong industry conditions, including in 1995, the negative impact of third quarter seasonality in Europe has generally been offset by increased sales in other regions. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclicality of the semiconductor and electronic systems industries, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred.

         Gross profit as a percentage of net revenues in the last quarter of 1995 returned to the 42.0% level registered in the first quarter of 1995 after decreasing to 40.0% and 40.1% in the second and third quarters of 1995, respectively. The decrease registered in the second quarter of 1995 was due primarily to the weakening of the U.S. dollar registered against the principal European and Asian currencies and due to costs associated with the conversion of certain manufacturing facilities from the production of 4-inch and 5-inch wafers to production of 5-inch and 6-inch wafers. The decrease registered in the third quarter of 1995 was due primarily to the increase in the cost of sales attributable to the new plant in Phoenix, Arizona, which completed the start-up phase at the end of the 1995 second quarter and whose costs, as of the 1995 third quarter, are therefore included in cost of sales, and to a lesser extent due to costs associated with the conversion of certain manufacturing facilities from the production of 4-inch and 5-inch wafers to production of 5-inch and 6-inch wafers and to the weakening of the U.S. dollar registered against the principal European and Asian currencies.

         The Company's quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development and technological change and manufacturing. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, intellectual property developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, and the loss of key personnel. As only a portion of the Company's expenses varies with its revenues, there can be no assurance that the Company will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect the Company's operating results.

         The Company believes that inflation has not had a material effect on the results of its operations during the periods presented.

IMPACT OF CHANGES IN EXCHANGE RATES

The Company's results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the Italian lira, the French franc, the English pound, the German mark and the Singapore dollar.

         Revenues for certain products (primarily dedicated products sold in Europe) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are quoted in U.S. dollars and translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products.

         Certain significant costs incurred by the Company, such as direct labor, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of jurisdictions where the Company's operations are located. Fluctuations in the value of these currencies, particularly the Italian lira and the French franc, compared to the U.S. dollar can affect the Company's costs and therefore its profitability.

         The strong depreciation which the U.S. dollar registered in the first six months of 1995 against the principal European and Asian currencies which have a material impact on the Company resulted in a negative impact on results of operations for the period. In the third quarter of 1995 the slight appreciation of the U.S. dollar against the principal European and Asian currencies which have a material impact on the Company resulted in a marginal impact on the Company's results of operations. In 1994,

                        SGS-THOMSON Microelectronics N.V.


the Company estimates that the beneficial net impact of a stronger U.S. dollar compared to 1993 accounted for a marginal amount of the Company's improvement in operating profit. In 1993, the positive impact of the depreciation in the value of the Italian lira compared to the U.S. dollar significantly decreased selling, general and administrative expenses and research and development expenses as a percentage of net revenues. The Company estimates that the net exchange rate effect accounted for approximately 29% of its improvement in operating profit in 1993 over 1992. The net exchange rate impact in 1992 compared to 1991, however, was negligible. In 1991 and earlier periods, the net exchange rate impact was negative, and in some cases materially adversely affected results of operations.

         The Company's principal strategies to reduce the risks associated with exchange rate fluctuations have been (i) to purchase certain raw materials and equipment in transactions denominated in dollars (thereby reducing the exchange rate risk for costs relative to revenues, which are principally denominated or determined by reference to the U.S. dollar), and (ii) to manage certain other costs, such as financial costs, to maintain an appropriate balance between U.S. dollars and other currencies based upon the currency environment at the time. Although from time to time the Company purchases or sells currencies forward to hedge currency risk in obligations or receivables, the Company's policy is not to take speculative positions through forward currency contracts. The Company has not experienced significant gains or losses as a result of hedging activities. Its management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations.

         Assets, shareholders' equity and liabilities of non-Dutch subsidiaries are for consolidation purposes translated into U.S. dollars at the year-end exchange rate. See Note 2.3 to the Consolidated Financial Statements. Income and expenses are translated at the average exchange rate for the period. Adjustments resulting from the translation are recorded directly in shareholders' equity, and are shown as "translation adjustment" in the consolidated statements of shareholders' equity. The balance sheet impact of such translation adjustments has been, and may be expected to continue to be, material from period to period.

         The Company's outstanding indebtedness is denominated principally in Italian lire, U.S. dollars, Singapore dollars and French francs. See "Liquidity and Capital Resources" and Note 15 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's net cash generated from operations totalled $825.1 million in 1995, compared to $728.1 million in 1994 and $460.9 million in 1993.

         In 1993, 1994 and 1995, significantly increased net cash from operations and cash from a two-step $500 million capital stock increase in May and September 1993, and the net proceeds of $198.7 million and $371.6 million resulting from the Initial Public Offering and the second public offering, respectively, enabled the Company to substantially reduce its indebtedness, finance capital expenditure and improve its balance sheet. As a result, the Company has passed from net indebtedness of approximately $905 million and a net financial debt-to-equity ratio of 1.89:1 at December 31, 1991 to a positive net financial position (cash, cash equivalents and marketable debt securities net of total debt) of $64.9 million at December 31, 1995. As the average interest cost on the Company's outstanding indebtedness is approximately equal to its investment return on short-term investments, the Company has elected not to make any further pre-payments on its indebtedness. Including the $371.6 million in net proceeds from the second public offering completed in October 1995, the
Company had approximately $758.4 million in cash, cash equivalents and marketable securities at December 31, 1995. Cash and cash equivalents increased from $263.5 million at December 31, 1993 to $457.2 million at December 31, 1994 and to $754.0 million at December 31, 1995. At December 31, 1995, the aggregate amount of the Company's long-term credit facilities was approximately $289 million, all of which was outstanding, and the aggregate amount of the Company's unconfirmed short-term facilities was approximately $784 million, under which approximately $405 million of indebtedness was outstanding. The Company has approximately $88 million of long-term indebtedness that will become due within one year, and expects to fund such debt repayments from available cash. The Company enters into interest rate swap agreements from time to time.

         The Company's capital expenditures totalled $181.2 million in 1991, $196.0 million in 1992, $445.9 million in 1993, $779.7 million in 1994 and
$1,001.9 million in 1995. Capital spending prior to 1994 was used primarily to increase capacity with market growth and to modify existing manufacturing facilities to improve efficiency. Commencing in 1993, however, the Company began a more substantial capital expenditure program intended to enable the Company to increase manufacturing capacity through the construction of new manufacturing facilities. Capital expenditures for 1994 were principally devoted to completion of the Crolles facility, expansion of certain 5-inch facilities, conversion of certain facilities to 6-inch production, and expansion of certain back-end assembly and test facilities. Capital expenditures for 1995 were principally devoted to completion of the first phase of the Phoenix 8-inch front-end manufacturing facility, completion of the 8-inch wafer equipment installation in Crolles, conversion of existing facilities to 5-inch and 6-inch wafer fabrication and equipping of an 8-inch front-end manufacturing facility in Catania.

         The Company currently expects that capital spending for the foreseeable future will continue to be at high levels, as in 1994 and 1995. Specifically, in light of the currently expected market trends and conditions, for 1996 the Company has again planned a significant amount for capital expenditures that will be used for a variety of projects. The most significant of the Company's 1996 capital expenditure projects are expected to be (i) the completion of the 8-inch front-end wafer fabrication plant in Crolles, France (currently budgeted at approximately $150 million), (ii) the completion of phase two of its project to ramp up production at its Phoenix, Arizona 8-inch front-end facility for wafer fabrication (currently budgeted at approximately $120 million), (iii) the completion of phase two of its project to equip its 8-inch front-end facility located in Catania, Italy (currently budgeted at approximately $100 million) and
(iv) the extension and the conversion of an existing facility in Agrate, Italy to 8-inch wafer fabrication (currently budgeted at approximately $40 million). Other individual projects scheduled for 1996, involving both front-end and back-end facilities, are budgeted to require further amounts. In 1995, the Company's receivables from government agencies increased to $184.7 million from $178.0 million at December 31, 1994, due primarily to the execution of contracts for research and development and capital expenditure grants. See Note 7 to the Consolidated Financial Statements. In 1995, the Company's advances from government agencies increased to $11.2 million from $6.8 million at December 31, 1994. See Note 16 to the Consolidated Financial Statements. Although the timing of receipt of funds under government contracts had been delayed from time to time, in the past the Company has always received the full amounts recorded in such receivables.

         The Company expects to have significant capital requirements in the coming years and intends to continue to devote a substantial portion of its net revenues to research and development. The Company plans to fund its capital requirements from cash from operations, available funds, available support from third parties (including state support, principally from the French and Italian governments) and may make recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. There can be no assurance that additional financing will be available as necessary to fund the Company's working capital requirements, research and development, industrialization costs or expansion plans, or that any such financing, if available, will be on terms acceptable to the Company.

         The Company believes that its available funds, the proceeds of the offering completed in October 1995, available support from third parties and additional borrowings will be sufficient to meet its anticipated needs for liquidity through at least 1996.

Consolidated Statements of Income              SGS-THOMSON Microelectronics N.V.

                                                                               Twelve months ended December 31,
                                                                 ==============================================
(Currency-thousands of U.S. dollars except per share amounts)            1993             1994             1995
- ---------------------------------------------------------------------------------------------------------------
Net sales                                                           2,007,669        2,602,205        3,520,670
Other revenues (Note 17)                                               29,864           42,736           33,749
- ---------------------------------------------------------------------------------------------------------------
Net revenues                                                        2,037,533        2,644,941        3,554,419
 Cost of sales                                                     (1,248,420)      (1,528,694)      (2,096,039)
- ---------------------------------------------------------------------------------------------------------------
Gross profit                                                          789,113        1,116,247        1,458,380
 Selling, general and administrative                                 (302,495)        (339,858)        (413,148)
 Research and development                                            (270,904)        (338,361)        (440,334)
 Restructuring costs(Note 19)                                         (49,900)         (37,032)         (12,975)
 Other income and expenses(Note 20)                                    49,673           31,984           59,107
- ---------------------------------------------------------------------------------------------------------------
Operating profit                                                      215,487          432,980          651,030
 Net interest expenses (Note 21)                                      (37,787)         (21,022)         (16,854)
- ---------------------------------------------------------------------------------------------------------------
Profit before tax                                                     177,700          411,958          634,176
 Income tax                                                           (17,613)         (49,464)        (108,282)
- ---------------------------------------------------------------------------------------------------------------
Profit before minority interests                                      160,087          362,494          525,894
- ---------------------------------------------------------------------------------------------------------------
Minority interests                                                       --               --                584
- ---------------------------------------------------------------------------------------------------------------
Net earnings                                                          160,087          362,494          526,478
===============================================================================================================
Net earnings per share (Note 12)                                         1.92             3.04             4.03
===============================================================================================================
Number of shares at the end of the period                         118,997,640      128,603,880      138,208,680
Number of weighted average shares                                  83,537,518      119,392,417      130,647,079
===============================================================================================================

The accompanying notes are an integral part of these income statements.

Consolidated Balance Sheets                    SGS-THOMSON Microelectronics N.V.


                                                                                          As at December 31,
                                                                  ==========================================
(Currency-thousands of U.S. dollars)                                      1993           1994           1995
- ------------------------------------------------------------------------------------------------------------
Assets
Current assets
 Cash and cash equivalents (Note 4)                                    263,536        457,234        754,046
 Marketable debt securities (Note 4)                                    63,910          4,249          4,354
 Trade accounts and notes receivable (Note 5)                          350,615        449,855        595,419
 Inventories, net (Note 6)                                             283,514        343,037        450,649
 Other receivables and assets (Note 7)                                 269,514        320,685        360,262
- ------------------------------------------------------------------------------------------------------------
Total current assets                                                 1,231,089      1,575,060      2,164,730
- ------------------------------------------------------------------------------------------------------------
Fixed assets
 Goodwill, net (Note 8)                                                  3,189          1,752            315
 Other intangible assets, net (Note 9)                                   9,965         15,480         13,071
 Property, plant and equipment (Note 10)                             2,185,778      3,125,079      4,180,495
 Less-Accumulated depreciation (Note 10)                            (1,205,628)    (1,503,739)    (1,880,993)
 Investments and other non-current assets (Note 11)                     16,535         11,059          8,388
- ------------------------------------------------------------------------------------------------------------
Total fixed assets, net                                              1,009,839      1,649,631      2,321,276
- ------------------------------------------------------------------------------------------------------------
Total assets                                                         2,240,928      3,224,691      4,486,006
============================================================================================================
Liabilities and shareholders' equity

Current liabilities
 Bank overdrafts and current portion of long-term debt (Note 15)       231,056        322,456        492,788
 Trade accounts and notes payable                                      285,619        470,894        507,889
 Other debts and accrued liabilities (Note 16)                         221,361        280,144        342,738
 Accrued and deferred income tax                                         6,626         71,469        138,256
- ------------------------------------------------------------------------------------------------------------
Total current liabilities                                              744,662      1,144,963      1,481,671
- ------------------------------------------------------------------------------------------------------------
 Long-term debt (Note 15)                                              374,845        277,219        200,660
 Reserves for pension and termination indemnities (Note 13)             67,906         81,992         94,956
 Other non-current liabilities (Note 14)                                49,504         40,478         37,462
- ------------------------------------------------------------------------------------------------------------
Total liabilities                                                      492,255        399,689        333,078
- ------------------------------------------------------------------------------------------------------------
Minority interests                                                        --             --            9,542
- ------------------------------------------------------------------------------------------------------------
 Capital stock (1995: 138,208,680 shares;
 1994: 128,603,880 shares; 1993:118,997,640
 shares) (Note 12)                                                     906,451        981,500      1,066,528
 Capital surplus                                                       484,009        625,906        922,065
 Accumulated result                                                   (304,778)        57,716        584,039
 Translation adjustments                                               (81,671)        14,917         89,083
- ------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                 1,004,011      1,680,039      2,661,715
- ------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                           2,240,928      3,224,691      4,486,006
============================================================================================================

For commitments and contingencies: Note 26
The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Cash Flows          SGS-THOMSON Microelectronics N.V.


                                                                 Twelve months ended December 31,
                                                          =======================================
(Currency-thousands of U.S. dollars)                           1993           1994           1995
- -------------------------------------------------------------------------------------------------
Net Profit (loss)                                           160,087        362,494        525,894
 Add (deduct):
  - Depreciation and amortization of fixed assets           229,404        287,985        392,390
  - Other non-cash items                                     35,581         94,108         23,246
  - Minority interest in net income of subsidiaries            --             --              584
 Change in:
  - Trade receivable                                        (61,106)       (71,290)      (126,603)
  - Inventories                                              (2,382)       (35,031)       (91,412)
  - Trade payables                                           21,689         78,144         17,005
  - Other assets and liabilities, net                        77,585         11,718         84,025
- -------------------------------------------------------------------------------------------------
Net cash from operating activities                          460,858        728,128        825,129
- -------------------------------------------------------------------------------------------------
 Payments for purchase of tangible assets(Note 10)         (445,881)      (779,696)    (1,001,936)
 Proceeds from sales of tangible assets                       5,775          1,455
 Payment for purchases of intangible assets                 (11,103)        (5,951)         2,868
- -------------------------------------------------------------------------------------------------
 Net cash used in operational investing activities         (451,209)      (784,192)      (999,068)
- -------------------------------------------------------------------------------------------------
Net operating cash-flows                                      9,649        (56,064)      (173,939)
- -------------------------------------------------------------------------------------------------
 Investment in marketable debt securities (net)             (63,910)        59,618              5
- -------------------------------------------------------------------------------------------------
Net cash used in investing activities                      (515,119)      (724,574)      (999,063)
- -------------------------------------------------------------------------------------------------
 Proceeds from issuance of long-term debt                    44,707         13,702         11,741
 Repayment of long-term debt                               (151,789)      (148,554)       (96,202)
 Increase (decrease) in short-term facilities              (162,724)       101,224        165,298
 Capital increase                                           500,000        202,836        391,321
- -------------------------------------------------------------------------------------------------
Net cash from financing activities                          230,194        169,208        472,158
- -------------------------------------------------------------------------------------------------
 Effect of changes in exchange rates                        (11,880)        20,936         (1,412)
- -------------------------------------------------------------------------------------------------
Net cash total                                              164,053        193,698        296,812
=================================================================================================
 Cash and cash equivalents at beginning of the period        99,483        263,536        457,234
=================================================================================================
 Cash and cash equivalents at end of the period             263,536        457,234        754,046
=================================================================================================

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity
                        SGS-THOMSON Microelectronics N.V.


                                                                   Accumulated
                                       Capital       Capital          earnings      Translation  Shareholders'
(Currency-thousands of U.S. dollars)    stock*       surplus         (deficits)      adjustment        equity
- -------------------------------------------------------------------------------------------------------------
Balance as of January 1, 1993         674,340        216,120           (464,865)       (12,705)       412,890
 Capital stock adjustment            (267,889)       267,889                                                0
 Capital increase in cash             500,000                                                         500,000
 Net earnings for the year                                              160,087                       160,087
 Translation adjustment                                                                (68,966)       (68,966)
- -------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1993       906,451        484,009           (304,778)       (81,671)     1,004,011
 Capital increase in cash              75,049        123,772                                          198,821
 Stock option compensation                            18,125                                           18,125
 Net earnings for the year                                              362,494                       362,494
 Translation adjustment                                                                 96,588         96,588
- -------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1994       981,500        625,906             57,716         14,917      1,680,039
 Capital increase in cash              85,028        294,455                                          379,483
 Deferred compensation                                 1,704               (155)                        1,549
 Net earnings for the year                                              526,478                       526,478
 Translation adjustment                                                                 74,166         74,166
- -------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1995     1,066,528        922,065            584,039         89,083      2,661,715
=============================================================================================================

*138,208,680 shares of NLG 13.75 par value each at December 31, 1995; 128,603,880 shares of NLG 13.75 par value each at December 31, 1994; 2,974,941 shares of NLG 550 par value each at December 31, 1993.

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements     SGS-THOMSON Microelectronics N.V.
As of December 31, 1995, 1994 and 1993 (Currency -- Thousands of U.S. dollars)

1. THE COMPANY

SGS-THOMSON Microelectronics N.V. (the "Company") was formed in 1987 by the combination of the semiconductor business of SGS Microelettronica (then owned by Societa Finanziaria Telefonica S.p.A. (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation), whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.

         The Company is registered in the Netherlands with its statutory domicile in Amsterdam.

         As of December 31,  1995,  the Company was 69.36%  (December  31, 1994:
80.89%) owned by SGS-THOMSON Microelectronics Holding II B.V., 0% by Thorn Emi plc (December 31, 1994: 2.78%) and 30.64% by the public (December 31, 1994:
16.33%).

         At December 31, 1995, SGS-THOMSON Microelectronics Holding II B.V. was 100% owned by SGS-THOMSON Microelectronics Holding N.V.

         At December 31, 1995 and at December 31, 1994, SGS-THOMSON Microelectronics Holding N.V. was owned:

- - 50% by FT2CI, a French holding company, whose shareholders in turn are FT1CI (50.1%) and Thomson-CSF (49.9%); FT1CI, a French holding company, is owned by CEA-Industrie (51%) and France Telecom (49%);

- - 50%, (48.14% in 1993) by M.E.I.-Microelettronica Italiana s.r.l. ("M.E.I."), an Italian Holding company, whose shareholders are Comitato per l'intervento nella SIR ed in settori ad alta tecnologia ("Comitato SIR") (49.9%) and Istituto per la Ricostruzione Industriale S.p.A. (I.R.I.) (50.1%).

The Company operates in an environment subjected to the following risks and factors:

- - the highly cyclical nature of the semiconductor industry,

- - the need for significant amounts of capital and funding to undertake the research and development necessary to meet the rapidly changing technological needs of customers,

- - intense competition,

- - costs of obtaining, protecting and enforcing essential patents and other intellectual property rights,

- - a high sensibility to the U.S. dollar exchange rate,

- - a certain dependence toward raw material suppliers, mainly for silicium purchases.

2. SUMMARY OF ACCOUNTING POLICIES

2.1)    Principles of consolidation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S.
GAAP).

        The Company maintains its books and presents its financial statements in accordance with Dutch accounting principles, which have been restated to conform with U.S. GAAP.

         The  financial  statements  of  the  consolidated  subsidiaries,   when
prepared in accordance with the accounting principles generally accepted in their local country, have been restated to conform with U.S. GAAP.

         The initial combination of the SGS Microelettronica and Thomson Semiconducteurs civilian semi-conductor businesses was accounted for as the creation of a joint venture. Accordingly, the assets and liabilities of the combined entities were recorded in the books of the joint venture at their carrying amounts at the date of combination.

         All significant intercompany balances and transactions were eliminated upon consolidation.

2.2) Income recognition

- - Sales: Revenues on sales of semiconductor products are recognized upon shipment of the products. A portion of the Company's sales are made to distributors who participate in certain programs common to the semiconductor industry whereby the distributors are allowed to return merchandise under certain circumstances and may receive future price reductions. Provision for estimated future returns and allowances is made at the time the revenue is recognized.

- - Subsidies: Government subsidies are recognized as related costs are incurred commencing when the subsidies' contract is signed with the relevant government department or agency. Government subsidies for research and development are
included   in  "other   income   and   expenses".   Government   subsidies   for
industrialization costs are offset against related expenses in "cost of sales". Government subsidies for capital expenditures are deducted from the cost of the related fixed assets.

2.3) Translation of foreign subsidiaries' financial statements

The United States dollar is the reporting currency for the Company because the Company does not have any operations in the Netherlands and the dollar is the currency of reference in terms of market pricing in the worldwide semiconductor industry. Furthermore, there is no currency in which the majority of transactions are denominated, and revenues from external sales in U.S. dollars exceed revenues in any other currency.

         The functional currency used by each significant subsidiary throughout the group is the local currency.

         Financial statements of foreign subsidiaries are translated into U.S. dollar equivalents as follows:

- - balance sheet items are translated at the exchange rate prevailing at balance sheet date,

- - income statement items are translated at the average exchange rate for the period.

        Translation gains or losses are recorded directly in shareholders' equity under "Translation adjustment".

2.4)    Foreign currency transactions

Assets, liabilities, revenue, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity's functional currency are translated at the exchange rate prevailing at that date. The related exchange gains and losses are recorded in the income statement.

2.5) Marketable debt securities

Prior to 1994, marketable debt securities were stated at the lower of cost or market value. Any variation in the carrying amount is recorded in the income statement.

         As of January 1, 1994, the Company applied the provisions of FASB Statement N(degree)115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, the Company accounts for its investments in marketable debt securities as "available for sale" securities. "Available for sale" securities are stated at market value with changes in market value recognized in shareholders' equity.

         The cumulative effect of adopting SFAS 115 was immaterial.

2.6)    Goodwill

Goodwill acquired in a business combination is amortized over its estimated useful life. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related acquired business' undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

2.7)    Other intangible assets

Other intangible assets include the cost of technologies and licenses purchased from third parties. They are amortized over a period ranging from five to eighteen years.

2.8)    Property, plant and equipment

Property, plant and equipment are stated at acquisition cost, net of equipment subsidies. Depreciation is computed under the straight-line method over the following estimated useful lives:

================================================
Buildings                               33 years
Leasehold improvements                  10 years
Machinery and equipment                  6 years
EDP and R&D equipment                  3-6 years
Other                                  2-5 years
================================================

         Assets subject to leasing agreements and classified as capital leases are included in property, plant and equipment and depreciated as described above, except for some buildings in the United Kingdom which are amortized over the lease term (20 years). The related lease obligation is recorded as a liability.

2.9) Investments

The equity accounting method is used when the Company has a 20% to 50% equity interest and the ability to exercise significant influence over the investee. As of January 1, 1994, under the requirements of SFAS 115, other equity investments are classified as "available for sale" securities and stated at market value, with changes in market value recognized in shareholders' equity. Prior to 1994, those investments were stated at the lower cost and market value.

         The Company's share in the two French Research & Development interest groups' results ("G.I.E. Centre Commun CNET SGS-THOMSON Microelectronics S.A." and "G.I.E. Thomson Consumer Electronic Components") is recorded in research and development expenses and the Company's share in the French manufacturing groups' result ("Groupement Europeen d'Assemblage Automatique G.I.E.") is recorded in cost of sales.

                        SGS-THOMSON Microelectronics N.V.

2.10) Inventory

Raw materials and supplies are stated at the lower of cost (using the average cost method) and market value. Finished goods and work in process are stated at the lower of production cost and market value. Production cost includes direct material and labor costs and indirect overhead. No administrative and general costs are included in inventories. Market value for raw materials is based on replacement cost and for other inventory classifications on net realizable value.

2.11) Accounts receivable

Accounts receivable are stated at face value, less an allowance for possible uncollectible accounts.

2.12) Research and development

Research and development costs are charged to expenses as incurred. For some of its research and development programs, the Company receives grants from governmental agencies; these grants are recognized in the income statement in "Other income and expenses".

2.13) Pension and termination indemnities

- - Pension: Upon retirement, the Company's employees receive such benefits as are
provided  by  pension  plan   arrangements;   these  plans  conform  with  local
regulations and practices of the countries in which the Company operates.

         The Company follows the requirements of FASB Statement N(degree) 87 ("SFAS 87") in accounting for pension costs and obligations.

- - Termination indemnities:

Italy

Italian law provides for an indemnity to be paid to personnel upon termination of employment. The amount of indemnity is based upon the number of years of service.

         As provided for by EITF N(degree) 88-1 the undiscounted value of the vested benefit obligation at the balance sheet date is recorded as a liability. That vested benefit obligation exceeds the amount that would be provided under the actuarial approach of FASB 87.

France

In France, an indemnity is paid to personnel only upon retirement from the Company. The French entity recognizes the related cost and liability in accordance with SFAS 87, with the prior years' liability being amortized over the average remaining service period until retirement age.

2.14) Restructuring costs

Restructuring costs include incremental costs to be incurred as a result of the adoption by management of a formal plan to reorganize its manufacturing activities. Such costs may include severance payments, moving costs and fixed asset write-offs.

2.15) Income taxes

Since January 1, 1993, the Company accounts for income taxes in accordance with the requirements of FASB Statement N(degree) 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, the provision for current taxes represents the income taxes payable based on the tax return for the period. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book basis of assets and liabilities and for the benefits of tax credits and loss carryforwards.

         Those deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or paid. A valuation allowance is provided for deferred tax assets that are more "likely than not" to be realized in the future.

         The cumulative effect of adopting SFAS 109 in 1993 was immaterial. Prior to 1993, the Company followed the requirements of APB 11.

2.16) Financial instruments

- - Interest rate swap agreements: The Company enters into interest swap agreements with the purpose of changing the floating rates of certain loans into fixed rates.

         The differential to be paid or received is recognized over the life of the agreements.

- - Forward exchange contracts: The Company enters into foreign exchange contracts as a hedge against accounts payable and receivable in foreign currencies and against firm sale commitments (ranging from one to six months from the balance sheet date). Premiums or discounts on those contracts are recognized in the income statement over the life of the contract. Unrealized gains or losses are matched against the corresponding asset or liability.

- - Sale of receivables with recourse: In accordance with SFAS 77, receivables sold with recourse to banks are removed from the balance sheet when the transaction purports to be a sale and the recourse obligations can be reasonably estimated.

2.17) New statements of accounting principles.

In 1995, the Financial Accounting Standards Board issued a statement, SFAS 121, "Impairment of long lived assets". The cumulative effect of adopting SFAS 121 in 1995 is not material.

3. CONSOLIDATED ENTITIES

The consolidated financial statements include the accounts of SGS-THOMSON Microelectronics N.V. and the following entities as of December 31, 1995:

                                                                                                      Percentage
                                                                                         Common       Ownership
                                                                                          Stock       (Direct or
                   Legal Seat       Name                                               (Thousands)     Indirect)
United Kingdom     London           SGS-THOMSON Microelectronics LTD                    9,900 GBP           100
                   London           Thomson Components LTD                              1,150 GBP           100
                   Bristol          SGS-THOMSON E.E.I.G.                                    0 GBP           100
Sweden             Stockholm        SGS-THOMSON Microelectronics A.B.                  16,000 SEK           100
Germany            Munich           SGS-THOMSON Microelectronics GmbH                  12,901 DEM           100
Switzerland        Geneva           SGS-THOMSON Microelectronics S.A.                     500 CHF           100
Malta              Malta            SGS-THOMSON Microelectronics LTD                   21,590 MTP           100
Spain              Madrid           SGS-THOMSON Microelectronics S.A.                  55,000 ESP           100
France             Paris            SGS-THOMSON Microelectronics S.A.               2,027,939 FRF           100
                   Paris            Thomson Composants Distribution S.A.                6,850 FRF           100
                   Paris            SGS-THOMSON Microelectronics S.N.C.                     0 FRF           100
Italy              Milano           SGS-THOMSON Microelectronics SRL              424,888,000 ITL           100
                   Catania          CORIMME                                        14,000,000 ITL           100
Singapore          Singapore        SGS-THOMSON Microelectronics PTE LTD              179,997 SGD           100
                   Singapore        SGS-THOMSON Microelectronics ASIA PACIFIC PTE LTD  13,982 SGD           100
Malaysia           Muar             SGS-THOMSON Microelectronics SDN BHD              196,805 MYR           100
                   Muar             SGS-THOMSON (Malaysia) SDN BHD                      0,002 MYR           100
Japan              Tokyo            SGS-THOMSON Microelectronics KK                    68,000 JPY           100
Hong Kong          Hong Kon g       SGS-THOMSON Microelectronics LTD                      780 HKD           100
Australia          Sydney           SGS-THOMSON Microelectronics PTY LTD                  185 AUD           100
United States      Dallas           SGS-THOMSON Microelectronics Inc.                  22,000 USD           100
                   Dallas           SGS-THOMSON Microelectronics Leasing Co Inc.            1 USD           100
Brazil             Sao Paulo        SGS-THOMSON Microelectronics Ltda               8,925,300 BRN           100
Morocco            Casablanca       SGS-THOMSON Microelectronics S.A.                  66,000 MAD           100
                   Casablanca       Electronic Holding S.A.                             3,110 MAD           100
China              Shenzhen         Shenzhen STS Microelectronics Co LTD              211,118 CNY            60
India              New Delhi        SGS-THOMSON Microelectronics PTE LTD               62,000 INR           100

        In January 1994, Northern Telecom and SGS-THOMSON Microelectronics signed an agreement for joint technology development and manufacturing of custom integrated circuit components. Under this agreement SGS-THOMSON Microelectronics has acquired a manufacturing plant located in Rancho Bernardo, California, U.S.A.

        In December 1994, INMOS Ltd (U.K.) and SGS-THOMSON Microelectronics Ltd (U.K.) were merged. The merged Company is named SGS-THOMSON
Microelectronics Ltd.

        In 1994, the Company created a joint venture with a subsidiary of the Shenzhen Electronics Group ("SEG") that is building and will operate a back-end manufacturing facility and design center in the Futian free-trade zone of Shenzhen in southern China. SGS-THOMSON Microelectronics owns a 60% interest in the joint venture, with a subsidiary of SEG owning the remaining 40%.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

                                            December 31,
                                        1994       1995
                                        ----       ----
Cash                                   6,007        801
Bank accounts                        396,669    748,591
Marketable securities (with
 maturity under 3 months)             54,558      4,654
Total                                457,234    754,046
Marketable securities (with
 maturity over 3 months)               4,249      4,354

        Marketable securities consist mainly of certificates of deposit not traded. There was no significant difference between the book value of traded marketable debt securities and their fair market value as of December 31, 1995.

5. TRADE ACCOUNTS AND NOTES RECEIVABLE

Trade accounts and notes receivable consist of the following:

                                            December 31,
                                        1994       1995
                                        ----       ----
Trade accounts and
 notes receivable, gross             463,873    613,300
Less valuation allowance             (14,018)   (17,881)

Total                                449,855    595,419

        During  1995,   no  customer   represented   individually   over  5%  of
consolidated net revenues.

6. INVENTORIES

Inventories consist of the following:

                                            December 31,
                                        1994       1995
                                        ----       ----
Raw materials                         70,851    126,756
Work-in-process                      177,789    202,817
Finished products                     94,397    121,076
Total                                343,037    450,649

7. OTHER RECEIVABLES AND CURRENT ASSETS

                                            December 31,
                                        1994       1995
                                        ----       ----
Receivables from
 government agencies*                177,989    184,670
Taxes and other
 government receivables               73,483     53,996
Down payments to suppliers             1,883      7,577
Loans to employees                     4,910      5,201
Prepaid expenses                      16,108     21,685
Sundry debtors                        13,597     18,419
Deferred tax (note 22)                14,572     43,331
Other                                 18,143     25,383
Total                                320,685    360,262

* Related to research and development contracts, industrialization contracts and capital expenditures.

8. GOODWILL

Goodwill consists of the following:

                                  December 31,
               Gross      Depreciation    1995, net       1994, net
               -----      ------------    ---------       ---------
INMOS         17,888           (17,888)           0               0
MSC            2,423            (2,423)           0               0
TAG            4,311            (3,996)         315           1,752
Total         24,622           (24,307)         315           1,752

9. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

                                            December 31,
                                        1994       1995
                                        ----       ----
Pension transition obligation          4,166      2,142
Technologies and licenses, gros       68,762     61,806
Less--accumulated amortization       (57,448)   (50,877)
Total                                 15,480     13,071

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                            =======================================
                                Gross      Depreciation         Net
                            ---------------------------------------
DECEMBER 31, 1993
Land and building             195,517           (39,807)    155,710
Machinery and
 equipment                  1,755,535        (1,078,117)    677,418
Other tangible
 fixed assets                 119,561           (87,544)     32,017
Prepayments and
 construction
 in progress                  115,165              (160)    115,005
                            ---------------------------------------
TOTAL                       2,185,778        (1,205,628)    980,150

DECEMBER 31, 1994
Land and building             259,690           (50,196)    209,494
Machinery and
 equipment                  2,444,442        (1,350,180)  1,094,262
Other tangible
 fixed assets                 163,747          (103,203)     60,544
Prepayments and
 construction
 in progress                  257,200              (160)    257,040
                            ---------------------------------------
TOTAL                       3,125,079        (1,503,739)  1,621,340

DECEMBER 31, 1995
Land and building             344,439           (63,957)    280,482
Machinery
 and equipment              3,414,102        (1,689,923)  1,724,179
Other tangible
 fixed assets                 197,375          (127,113)     70,262
Prepayments and
 construction
 in progress                  224,579                --     224,579
                            ---------------------------------------
TOTAL                       4,180,495        (1,880,993)  2,299,502
                            =======================================

The increase in capital expenditures in 1995, 1994 and 1993 was mainly due to capacity expansions in the manufacturing plants in order to support the strong billing increase and to significant investments in research and development facilities. Major investments were made in European plants (Agrate, Catania, Crolles, Rennes, Rousset), in Asia/Pacific (Malaysia and Singapore), in the United States (Dallas and Phoenix), and in the People's Republic of China (Shenzhen).

In 1993, the Company decided to change prospectively the useful lives for purposes of depreciation of workstations and office automation equipment from 5 to 3 years. The effect of this change for 1993 amounted to $12,068 and was reflected partly in research and development expenses and partly in selling, general and administrative expenses in the income statement.

11. INVESTMENTS AND OTHER NON-CURRENT ASSETS

Investments and other non-current assets consist of the following:

                                            December 31,
                                      =================
                                        1994       1995
                                      -----------------
Investments carried at fair value        577        578
Long-term deposits and receivables    10,482      7,810
                                      -----------------
TOTAL                                 11,059      8,388
                                      =================

In December 1992, SGS-THOMSON Microelectronics (through its subsidiary INMOS
Ltd) acquired 30% of "Newport Wafer Fab Ltd.", a company incorporated in the United Kingdom which manufactures and sells wafers to the semiconductor industry. Newport Wafer Fab Ltd. was acquired through a contribution in kind and its net equity amounted to $11,997 as of December 31, 1993. SGS-THOMSON Microelectronics sold its shares in Newport Wafer Fab. Ltd. for $4,157 in December 1994.

Long-term deposits and receivables consist of indemnities receivable from third parties on the sale of businesses, which bear interest or are discounted to reflect their present value, and of loans to Newport Wafer Fab Ltd. and its parent company amounting to $772 at December 31, 1995 ($1,976 in 1994; $8,500 in 1993).

12. SHAREHOLDERS' EQUITY

CAPITAL STOCK

In May 1993, the Company's net equity structure was modified through a par value reduction of each share from NLG 1,000 to NLG 550. The financial effect of the reduction ($267,889) was initially applied against accumulated deficit (at that date ($464,865)) and the remainder to capital surplus ($196,976). As this operation was not a quasi-reorganization, the net effect of the par value reduction was applied against capital surplus.

During 1993, the Company issued 1,634,318 Common Shares with a par value of NLG 550 each, representing a capital stock increase of $500,000.

In 1994, the Shareholders decided to effect a stock split from one share with a par value of NLG 550 to 40 shares with a par value of NLG 13.75. Consequently, except as otherwise indicated, all per share amounts included in these financial statements reflect this split.

                        SGS-THOMSON Microelectronics N.V.

In connection with the public sale of SGS-THOMSON Microelectronics N.V.'s shares by the Shareholders in December, 1994, (the "Initial Public Offering"), the Company also increased the capital stock through the issuance of 9,606,240 shares with a par value of NLG 13.75 each. These shares were also sold to the public. As a result, the capital stock increased $75,049 and the capital surplus by $123,772.

As of December 31, 1994, the capital stock was made up of 128,603,880 shares with a par value of NLG 13.75 each.

In connection with the public sale of SGS-THOMSON Microelectronics N.V.'s shares by the Shareholders in October 1995, the Company also increased the capital stock through the issuance of 8,960,000 shares with a par value of NLG 13.75 each. These shares were also sold to the public at a price of $42.09 net of underwriting discounts and commissions. As a result, the capital stock increased $79,356 and the capital surplus by $292,075.

In connection with the exercise of stock options (see below), the Capital stock increased by 644,800 shares with a par value of NLG 13.75 each. As a result, the capital stock increased by $5,672 and capital surplus by $2,380.

As of December 31, 1995, the capital stock was made up of 138,208,680 shares with a par value of NLG 13.75 each.

Weighted average number of shares used to determine the earning per share amounts are as follows:

==========================
       1995:   130,647,079

       1994:   119,392,417

       1993:    83,537,518
==========================

STOCK OPTION PLAN

The Shareholders' general meeting held on June 30, 1989 approved the issuance of 1,634,400 options (after the effect of the 40:1 share split to be effected in connection with the Initial Public Offering) granted to 136 individuals. These options may be exercised until December 18, 1999. As of December 31, 1995, 644,800 options had been exercised.

At the time these options were granted, the Company determined the exercise price based on the nominal value of the Common Stock (NLG 25), which was higher than estimated fair value. In 1994, the minimum exercise price for the existing plan was reduced to NLG 17.50. As a result, the Company incurred a compensation charge in the fourth quarter of 1994, amounting to $18,125.

The shares corresponding to the options will be created through capital increase.

The Company expects that any future stock options will be granted at an exercise price at least equal to the fair market value of the Common Stock at the date of grant.

EMPLOYEE OFFERING PLAN

Pursuant to a resolution of the Supervisory Board of the Company dated November 24, 1995, the Company offered to certain of its employees worldwide to acquire up to a maximum number of 1,000 shares of Common Stock of the Company per employee, at a price of $33.725 per share. Participating employees having purchased shares in the Employee Share Offering and having held such shares at least until the first anniversary of the day on which such shares were issued will be entitled to purchase, for each lot of ten shares purchased in the Employee Share Offering, one additional share (a bonus share) at a discounted price of $9. Upon completion of the Employee Share Offering, a total of 243,710 shares were sold to participating employees worldwide.

This plan resulted in compensation expenses amounting to $1,549 in 1995.

RETAINED EARNINGS
At December 31, 1995, the amount of retained earnings available to pay dividends under Dutch law was approximately $1,595,000 (1994: $698,000). Retained earnings for purposes of this calculation are based upon generally accepted accounting principles in The Netherlands.

13. RESERVES FOR PENSION AND TERMINATION INDEMNITIES

Reserves for pension and termination indemnities consist of the following:

                                            December 31,
                                      =================
                                        1994       1995
- -------------------------------------------------------
Italy (a)                             75,237     86,733
Other countries (b)                    6,755      8,223
- -------------------------------------------------------
TOTAL                                 81,992     94,956
=======================================================

(A) ITALY

In Italy, an indemnity for personnel termination is payable immediately upon termination. The accrued undiscounted value of the benefit payable (the "Undiscounted Benefit") exceeds the actuarial present value of the benefit if payment is estimated to occur at the employee's expected termination date. The Company has elected to record the Undiscounted Benefit in accordance with EITF 88-1.

Changes in the Undiscounted Benefit consist of the following:

                                                 December 31,
                                           =================
                                             1994       1995
- ------------------------------------------------------------
Accrual at the beginning
 of the period                             65,275     75,237
Accrued benefits                           11,901     14,533
Payments                                   (5,091)    (5,044)
Translation adjustment                      3,152      2,007
- ------------------------------------------------------------
TOTAL                                      75,237     86,733
============================================================

(B) OTHER COUNTRIES (FRANCE, UNITED KINGDOM AND GERMANY)

The funded status of pension plans and termination indemnities is as follows:

                                                 December 31,
                                          ==================
                                             1994       1995
- ------------------------------------------------------------
Vested benefits                           (30,589)   (36,635)
Non-vested benefits                       (15,589)   (16,597)
- ------------------------------------------------------------
Projected benefit obligation              (46,178)   (53,232)
Plan assets at fair value                  36,309     45,455
- ------------------------------------------------------------
Funded status                              (9,869)    (7,777)
Unrecognized transition obligation         (4,752)    (4,377)
Unrecognized prior service cost             7,844      7,298
Unrecognized net gains or losses            2,289        825
- ------------------------------------------------------------
Net accrued for pension plans              (4,488)    (4,031)
Accrual                                    (6,755)    (8,223)
Prepaid                                     2,267      4,192
============================================================

The accumulated benefit obligation amounted to $45,046 as of December 31, 1995 ($38,118 as of December 31, 1994).

The  periodic  net  pension  and  termination   indemnities  cost  includes  the
following:

                                  December 31,
                                            ==========================
                                             1993       1994      1995
- ----------------------------------------------------------------------
Service cost of
 benefits earned                            1,330      2,819     3,613
Interest cost on liability                  1,585      2,482     3,016
Return on plan assets                      (2,466)       986    (3,716)
Net amortization and
 deferral                                    (118)    (3,379)      418
- ----------------------------------------------------------------------
TOTAL                                         331      2,908     3,331
======================================================================

Assumptions                                  1993       1994      1995
- ----------------------------------------------------------------------
Discount rate                                 7.0%       7.0%    7-8.5%
Salary increase rate                        4.5-6%     4.5-6%    4-6.5%
Expected rate of return
 on funds                                     8.5%       8.5%     8-10%
======================================================================

14. OTHER NON-CURRENT LIABILITIES

                                                      December 31,
                                              ===================
                                                1994         1995
- -----------------------------------------------------------------
Provision for claims and litigation               --       16,000
Provision for restructuring cost               5,000           --
Provision for patent risks                    20,000       20,000
Long-term payables                            13,666           --
Other                                          1,812        1,462
- -----------------------------------------------------------------
TOTAL                                         40,478       37,462
=================================================================

15. LONG-TERM DEBT

Long-term debt consists of the following:

GUARANTEES                                  December 31,
                                       =================
                                        1994       1995
- --------------------------------------------------------
Secured (mainly mortgages
 on land, building and
 liens on equipment)                  21,129     14,407
Unsecured                            256,090    186,253
- --------------------------------------------------------
TOTAL                                277,219    200,660
========================================================

REPAYMENT SCHEDULE                          December 31,
                                       =================
                                        1994       1995
- --------------------------------------------------------
N+2                                    90,142    86,509
N+3                                    85,387    33,058
N+4                                    29,559    30,163
N+5                                    28,647    29,814
Thereafter                             43,484    21,116
- --------------------------------------------------------
TOTAL                                 277,219   200,660
========================================================

                        SGS-THOMSON Microelectronics N.V.

INTEREST RATES                              December 31,
                                    ====================
                                        1994       1995
- --------------------------------------------------------
Non interest bearing*                  5,242      4,661
From 0 to 3%                          98,580     87,005
From 3 to 6%                          39,452     36,071
From 6 to 10%                        114,873     66,035
From 10 to 15%                        19,072      6,888
- --------------------------------------------------------
TOTAL                                277,219    200,660
========================================================

* Non-interest bearing and low interest bearing borrowings relate to borrowings under Italian and French governmental programs.

Currencies                                  December 31,
                                    ====================
                                        1994       1995
- --------------------------------------------------------
U.S. dollar                           33,498        141
Italian lira                         138,187    120,333
French franc                          27,627     15,830
Singapore dollar                      33,420     26,622
Other                                 44,487     37,734
- --------------------------------------------------------
TOTAL                                277,219    200,660
========================================================

At December 31, 1995, the current portion of long-term debt included in current liabilities amounted to $88,248 (1994: $124,864).

At December 31, 1995, the above long-term debt included $746 obligations under capital leases (1994: $1,139).

Financial debt includes mainly:

                                    ====================
                                          1994    1995
- --------------------------------------------------------
SGS-THOMSON Microelectronics NV
 Libor + 0,45% Bank Loan 1991-1996      66,667  33,333
 Libor + 1/8 Bank Loan 1988-1995        15,000      --
SGS-THOMSON Microelectronics S.A.
 Libor + 0,55% Bank Loan 1992-1997
   (French francs 100,000,000)          11,223      --
 RTDI + 0,5% Bank Loan 1985-1995
   (French francs 183,000,000)           6,418      --
 Libor + 0,55% Bank Loan 1992-1997
   (French francs 100,000,000)          11,223   8,163

SGS-THOMSON Microelectronics PTE Ltd
 PR + 0,25% Bank Loan 1991-1997
   (Singapore dollars 50,000,000)       19,019  11,783
 5.44% Bank Loan 1992-1997
   (Singapore dollars 40,000,000)       21,910  22,623

SGS-THOMSON Microelectronics s.r.l.
 2,15% 1991-2001 Government Loan
   (Italian lira 155,694,000,000)       95,879  86,933
========================================================

16. OTHER PAYABLES AND ACCRUED LIABILITIES

                                                      December 31,
                                               ====================
                                                  1994       1995
- -------------------------------------------------------------------
Taxes other than income tax                     35,370     29,739
Salaries and wages                              61,768     69,062
Social charges                                  40,484     74,217
Advances received on fundings                    6,764     11,188
Provision for restructuring costs
 and assets write-down                          38,459     23,957
Litigation and other risks                       4,359     19,853
Commercial rebates                              16,154     31,992
Royalties payable                               18,470     38,427
Other                                           58,316     44,303
- -------------------------------------------------------------------
TOTAL                                          280,144    342,738
===================================================================

PROVISION FOR RESTRUCTURING COSTS

During 1993, the Company decided to upgrade the technology of its main production plants around the world. This upgrading began in 1994 and will continue through 1996. It will involve significant fixed asset write-offs and moving costs. The last restructuring operations are planned to occur in 1996.

The provision includes:

                                                      December 31,
                                               ====================
                                                  1994       1995
- -------------------------------------------------------------------
Non-cash items:
- --Equipment, machinery and
facilities write-offs (net book value
at forecasted closing dates)                    23,200      4,292
Cash items:
- --Lay-off                                        4,539      6,882
- --Moving costs                                  15,720     12,783
Total                                           43,459     23,957
 Of which short-term                            38,459     23,957
 Of which long-term (see note 14)                5,000         --
===================================================================

17. OTHER REVENUES

Other revenues consists of the following:

                                                      December 31,
                                               ====================
                                         1993      1994      1995
- -------------------------------------------------------------------
Royalties and
 indemnities received                   5,412    14,056    16,549
Development services
 invoiced to customers                 22,329    23,126     9,800
Miscellaneous sales                     1,481     5,554     7,346
Other                                     642        --        54
- -------------------------------------------------------------------
TOTAL                                  29,864    42,736    33,749
===================================================================

18. PERSONNEL

Labor costs consists of the following:

                                                      December 31,
                                               ====================
                                         1993      1994      1995
- -------------------------------------------------------------------
Salaries and wages                    453,573   524,844   643,559
Social security
 contribution                         131,047   162,235   194,650
Other                                  28,951    37,053    48,251
- -------------------------------------------------------------------
TOTAL                                 613,571   724,132   886,460
===================================================================

These costs are allocated to cost of sales, selling, general and administrative expenses and research and development costs.

At December 31, 1995, the Company employed 25,523 persons (1994: 22,017).

19. RESTRUCTURING COSTS

Restructuring costs consists of the following:

                                                      December 31,
                                               ====================
                                         1993      1994      1995
- -------------------------------------------------------------------
Cash items
 Severance                              4,900    13,009     3,602
 Moving costs                          22,400     2,957     9,373
Non-cash items
 Asset write-offs                      22,600    21,066        --
- -------------------------------------------------------------------
TOTAL                                  49,900    37,032    12,975
===================================================================

The cash outlays relating to the restructuring costs are for the most part made in the period the costs are recorded in the income statement or in the subsequent period.

The main benefits of the asset write-offs done in 1993 and 1994 will occur in 1995 and subsequent periods. However, the benefits will not be significant because of relative immateriality of the costs involved and the increased depreciation expense in future periods related to the upgrading of some manufacturing plants around the world (see Note 14).

20. OTHER INCOME AND EXPENSES

Other income and expenses consists of the following:

                                                      December 31,
                                               ====================
                                         1993      1994      1995
- -------------------------------------------------------------------
Research and
 development fundings*                 84,257    80,139    89,643
Patents income
 (expense) net                         (8,631)   (7,598)   (8,055)
Exchange gain (loss)                    8,886     1,982     5,082
Start-up costs                         (1,602)   (8,847)  (26,489)
Litigation and other risks            (10,000)        0         0
Goodwill amortization
 and write-off                        (15,496)   (1,437)   (1,437)
Stock-option plan
 compensation charge                        0   (18,125)        0
Other                                  (7,741)  (14,130)       363
- -------------------------------------------------------------------
TOTAL                                  49,673    31,984     59,107
===================================================================

* Does not include certain other funding received for industrialization costs (which include certain costs incurred to bring prototype products to the production stage). Such funding and costs are netted in cost of sales in the income statement (in the amount of $20,400 for 1993; $19,276 for 1994 and $11,825 for 1995).

21. NET INTEREST EXPENSES

Net interest expenses consists of the following:

                                     December 31,
                    ==============================
                      1993       1994     1995
- --------------------------------------------------
Income               11,300     20,500     35,206
Expense             (49,087)   (41,522)   (52,060)
- --------------------------------------------------
TOTAL               (37,787)   (21,022)   (16,854)
==================================================

22. INCOME TAX

SGS-THOMSON Microelectronics N.V. and its subsidiaries are individually liable for income tax. Tax losses can only offset profits generated by the company incurring a loss.

                                                                    December 31,
                                   =============================================
                                      1993            1994             1995
- --------------------------------------------------------------------------------


Domestic (The Netherlands)                0                0               0
U.S.                                 (3,162)         (6,304)          (9,558)
Foreign                              (9,642)        (24,280)        (105,089)
- --------------------------------------------------------------------------------
Current                             (12,804)        (30,584)        (114,647)
Deferred                             (4,809)        (18,880)           6,365
- --------------------------------------------------------------------------------
TOTAL                               (17,613)        (49,464)        (108,282)
================================================================================


         Reconciliation between the provision for income tax and pre-tax income is as follows:

                                                              December 31,
                                ===========================================
                                  1993             1994              1995
- ---------------------------------------------------------------------------
Net earnings (loss)              160,087          362,494          525,894
Income tax                        17,613           49,464          108,282
- ---------------------------------------------------------------------------
Equity in earnings of
 affiliates
Pre-tax income                   177,700          411,958          634,176
- ---------------------------------------------------------------------------
Theoretical income tax
 (35%--statutory tax
 in The Netherlands)              62,195          144,185          221,962
Permanent differences             (5,713)         (12,403)         (50,601)
Changes in unrecognized
 net deferred tax assets
Variation in valuation
 allowance                       (41,656)         (70,645)         (25,528)
Other taxes and credits            3,037           (9,962)         (32,252)
Effect of tax rate
 differences                        (250)          (1,711)          (5,299)
- ---------------------------------------------------------------------------
Net income tax                    17,613           49,464          108,282
===========================================================================



         Permanent differences reflect mainly (i) the effects of the special pioneer regimes existing in certain Southeast Asian countries and (ii) the non-deductible goodwill depreciation.

         Pioneer status currently applies to one of the Company's two Singapore factories. Under this regime all the profits of this operation calculated in accordance with normal taxation rules and after deduction of capital allowances are exempt from Singapore income tax for the specified pioneer period. In the case of the Company, this pioneer period expires on December 31, 1996. After this date, the part of the Company's operations currently enjoying pioneer status will cease to enjoy any tax privileges and will be subject to taxation on the same basis as the second (non-pioneer) factory unless further incentives are applied for and obtained. The aggregate effect of the tax holiday amounts to $13,190 in 1995 (per share: $0.10), $12,166 in 1994 (per share: $0.10) and
$9,354 in 1993 (per share: $0.11). The tax holiday had no effect in 1991. In determining the deferred tax under U.S. GAAP, the Company records a liability (or asset) for a temporary difference that reverses after the tax holiday period ends using the normal taxation rate.

         Sources  of  deferred  tax  assets  and  liabilities   consist  of  the
following:

                                                       =======
                                                        1995

- --------------------------------------------------------------
Tax losses carryforward and capital allowances         103,789
Other assets                                            53,099
- --------------------------------------------------------------
Total assets, gross                                    156,888
Valuation allowance                                    (28,091)
- --------------------------------------------------------------
Total assets, net                                      128,797
- --------------------------------------------------------------
Fixed assets depreciation                              140,224
Other liabilities                                        7,362
- --------------------------------------------------------------
Total liabilities                                      147,586
==============================================================


         As a result of offsetting net deferred tax assets against deferred tax liabilities in each tax-paying entity and jurisdiction, a deferred tax assets of $43,331 and a deferred tax liability of $62,120 were covered.

         As of December 31, 1995, the Company and its subsidiaries had net operating losses carryforwards and capital allowance carryforwards expiring in the following years:

                                        December 31,
                                        ============

                                            1995
- -------------------------------------------------
Year + 1                                   26,823

Year + 2                                   10,252

Year + 3                                    9,222

Year + 4                                     --

Year + 5 and after                          3,978

No limit                                  246,962
- -------------------------------------------------
Total                                     297,237
=================================================

23. CREDIT FACILITIES

As of December 31, 1995, the aggregate amount of the Company's long-term credit facilities was approximately $289,000 under which $289,000 of indebtedness was outstanding, and the aggregate amount of the Company's short-term facilities was approximately $784,000 under which $404,540 of indebtedness was outstanding.

24. CAPITAL AND OPERATING LEASES

The Company leases land, buildings, plant and equipment under non-cancelable capital and operating lease agreements.

         As of December 31, 1995, the future minimum lease payments to which the Company was committed consisted of the following:

                         =======================
                         Capital       Operating
Year                      Leases         Leases
- ------------------------------------------------
1996                       7,605         5,152

1997                         472         4,605

1998                           0         2,012

1999                           0            91

2000 and thereafter            0            85
- ------------------------------------------------
Total                      8,077        11,945
================================================

         In 1995, the Company has not financed any equipment through a capital lease.

25. FINANCIAL INSTRUMENTS

Financial instruments and derivatives are used exclusively for purposes other than trading.

- - INTEREST RATE SWAP AGREEMENTS In 1992 the Company entered into three interest rate swap agreements maturing in December 1996 for $90,000 (notional amount) with the purpose of changing the floating rates of certain loans into fixed rates. One swap was terminated in 1994.

- - FORWARD EXCHANGE CONTRACTS The Company enters into forward contracts as a hedge against commercial transactions. Such contracts mature mainly during the first quarter of 1996, and amount to $191,000 forward sale of U.S. dollars and $59,717 forward sale of other foreign currencies and to $14,396 forward purchase of U.S. dollars and $18,192 forward purchase of other foreign currencies.

- - SALE OF RECEIVABLES WITH RECOURSE As of December 31, 1995 there was no outstanding receivable sold with recourse.

- - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISKS AND CONCENTRATIONS OF CREDIT RISK The Company uses financial instruments with off-balance sheet risks primarily to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. The Company controls the credit risks associated with these financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to the financial instruments with off-balance sheet risk. In addition, the Company conducts its operations with customers located throughout the world.

         Management believes that receivables are well diversified, thereby reducing potential credit risk to the Company. As a consequence, the Company does not anticipate non-performance by counterparties which could have a significant impact on its financial position or results of operations.

Interest rate and foreign currency agreements (notional amounts):

                                                    December 31,
                                       =========================
                                         1994             1995
- ----------------------------------------------------------------
Long-term interest rate swaps
 (pay fixed, receive variable)          60,000           30,000
Forward exchange contracts:
 Sales                                 159,535          250,717
 Purchases                             (36,537)         (32,588)
================================================================




                        ======================================
                         Remaining
                            term           Interest rate
- ---------------------------------------------------------------
Long-term interest
 rate swap               12 months                 paid: 6/6.5%
                                        received: Libor + 45Bp

Forward exchange
 contracts                 1 month                         N/A
===============================================================


- - FAIR VALUE OF FINANCIAL INSTRUMENTS In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107 ("SFAS 107") "Disclosures about Fair Value of Financial Instruments". SFAS 107 requires disclosures of the estimated fair value of all financial instruments other than specified items such as lease contracts, subsidiary and affiliate investments and employers' pension and benefit obligations. Except for publicly traded equity and marketable debt securities for which market prices have been used, these values have been estimated for the majority of the Company's financial instruments.

Accordingly, fair values are based on estimates using various valuation techniques, such as present value of future cash flows.

         However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations, including the following:

- - Fair values presented do not take into consideration the effects of future interest rate and currency fluctuations,

- - Estimates as of December 31, 1995 are not necessarily indicative of the amounts that the Company would record upon further disposal/termination of the financial instrument.

         As a consequence, the use of different estimations, methodologies and assumptions may have a material effect on the estimated fair value amounts. The methodologies used are as follows:

CASH AND CASH EQUIVALENTS, ACCOUNTS AND NOTES RECEIVABLE, BANK OVERDRAFTS, SHORT-TERM BORROWINGS, ACCOUNTS AND NOTES PAYABLES

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

LONG-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

The fair values of these financial instruments were determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.

INTEREST RATE SWAPS AND FORWARD EXCHANGE CONTRACTS

The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of December 31, 1995 and 1994 based upon current interest rates and the creditworthiness of the counterparties.


                         =======================================================
                                          1994                         1995
- --------------------------------------------------------------------------------
                          Carrying      Estimated      Carrying      Estimated
                           Amount       Fair Value      Amount       Fair Value
- --------------------------------------------------------------------------------
BALANCE SHEET
Investments                   577             577           578           578
Marketable debt
 securities                58,807          58,807         9,008         9,008
Bank loans
 (including
 current portion)         402,083         369,955       288,908       260,515

OFF-BALANCE SHEET
Long-term interest
 swap                        --               882          --              48
Forward exchange
 contracts                   --              (340)         --            (507)
================================================================================


26. OTHER COMMITMENTS AND CONTINGENCIES

- - LITIGATION The Company is involved in a number of litigations incidental to the normal conduct of its operations. However, the ultimate unrecorded liability with respect to these contingencies is not considered to be material in relation to the consolidated results.

- - OTHER CONTINGENT LIABILITY The Company's position on certain tax regulation may differ from the tax authorities' interpretation, which could result in a tax liability. However, the Company believes the risk of incurring a significant liability is remote and, therefore, no significant provision was made as at December 31, 1995.

27. RELATED PARTY TRANSACTIONS

The main transactions and balances with the shareholders of SGS-THOMSON Microelectronics Holding N.V. and their affiliates were as follows:

                                  December 31,
                             ==========================================
                               1993            1994              1995
- -----------------------------------------------------------------------
Sales                         72,719          158,457          195,352
Research and
 development expenses        (12,800)         (12,317)         (17,815)
Other purchases
 and expenses                   --            (13,757)         (42,237)
=======================================================================


         Indebtedness of the Company was supported by guarantees from the shareholders of SGS-THOMSON Microelectronics Holding N.V. as follows:

                                                   December 31,
                                         ======================
                                           1994           1995

- ---------------------------------------------------------------
Long-term debt                           140,763        156,359
Short-term debt                           69,792         79,117
- ---------------------------------------------------------------
Total                                    210,555        235,476
===============================================================

28. SEGMENT INFORMATION
(In thousands of U.S. dollars)

==============================================================================================================================
                                                                                                   Other,
                                                                                                Corporate &
                                          Americas         Asia/Pacific          Europe          Elimination         Total
- ------------------------------------------------------------------------------------------------------------------------------

1993
Income statement
 Net revenues                              495,462            566,086            975,985               --            2,037,533
 Intersegment sales                         86,603            602,823            682,968         (1,372,394)                 0
                                        --------------------------------------------------------------------------------------
 Total                                     582,065          1,168,909          1,658,953         (1,372,394)         2,037,533
 Operating profit                            7,688             65,768            146,212             (4,181)           215,487
 Depreciation                              (22,549)           (53,759)          (153,096)              --             (229,404)
 Research & development expenses           (28,286)              (568)          (242,050)              --             (270,904)
Cash-flow statement
 Capital expenditures                       53,596            107,469            284,816               --              445,881
Balance-sheet
 Identifiable assets                       205,684            469,096          1,225,172            340,976          2,240,928
Other information
 Employees                                   1,481              6,468             11,949               --               19,898
 Wages & salaries                          (76,934)           (88,466)          (448,171)              --             (613,571)

1994
Income statement
 Net revenues                              673,514            752,301          1,217,126              2,000          2,644,941
 Intersegment sales                        130,575          1,352,481          2,521,539         (4,004,595)              --
                                        --------------------------------------------------------------------------------------
 Total                                     804,089          2,104,782          3,738,665         (4,002,595)         2,644,941
 Operating profit                           33,578            141,723            288,430            (30,751)           432,980
 Depreciation                              (29,442)           (70,000)          (188,543)              --             (287,985)
 Research & development expenses           (37,157)            (1,705)          (299,499)              --             (338,361)
Cash-flow statement
 Capital expenditures                      163,302            131,996            484,398               --              779,696
Balance sheet
 Identifiable assets                       411,555            591,202          1,742,175            479,759          3,224,691
Other information
 Employees                                   2,057              7,010             12,950               --               22,017
 Wages & salaries                         (110,840)          (101,111)          (512,181)              --             (724,132)

1995
Income statement
 Net revenues                              846,406          1,080,428          1,627,585               --            3,554,419
 Intersegment sales                        179,767          3,411,776          3,372,542         (6,964,085)                 0
                                        --------------------------------------------------------------------------------------
 Total                                   1,026,173          4,492,204          5,000,127         (6,964,085)         3,554,419
 Operating profit                           63,348            242,113            355,208             (9,639)           651,030
 Depreciation                              (51,263)           (90,450)          (250,677)              --             (392,390)
 Research & development expenses           (48,607)            (4,875)          (386,852)              --             (440,334)
Cash-flow statement
 Capital expenditures                      187,517            204,694            609,725               --            1,001,936
Balance-sheet
 Identifiable assets                       574,730            845,536          2,336,956            728,784          4,486,006
Other information
 Employees                                   2,439              7,934             15,150               --               25,523
 Wages & salaries                         (139,640)          (120,832)          (625,988)              --             (886,460)
==============================================================================================================================


The Company is engaged in the design, development, manufacture and marketing of a wide variety of semiconductor products. SGS-THOMSON Microelectronics N.V. operates in three main geographic areas. In the information above, sales include local sales and exports made by operations within each area. Total sales by geographic area include sales to unaffiliated customers and intergeographic transfers. To control costs, a substantial portion of the Company's products are transported between the U.S., Asia and Europe in the process of being manufactured and sold. Sales to unaffiliated customers have little correlation with the location of manufacture. As a global participant in the semiconductor industry, the Company's business is subject to risks beyond its control, such as instability of foreign economies and governments and changes in law and politics affecting trade and investment.

Auditor's Report                               SGS-THOMSON Microelectronics N.V.

To the Supervisory  Board and the  Shareholders of SGS-THOMSON  Microelectronics
N.V.:

We have audited the accompanying consolidated balance sheets of SGS-THOMSON Microelectronics N.V. (a Dutch corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SGS-THOMSON Microelectronics N.V. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles, as applied in the United States of America.

/s/ Arthur Anderson & Co.
Arthur Andersen & Co.
Amsterdam, The Netherlands
January 26th, 1996

Supervisory Board and
Executive Officers

SUPERVISORY BOARD

JEAN-PIERRE NOBLANC
Chairman
General Manager, Components Sector - CEA Industrie

BRUNO STEVE
Vice Chairman
Chief Executive Officer and Chief Operating Officer - Finmeccanica

REMY DULLIEUX
Group Executive Vice President, Strategic
Procurement and Development - France Telecom

ALESSANDRO OVI
Chief Executive Officer - Technitel S.p.A.

GIOVANNI  RUOPPOLO  President,  Board of Auditors - Ente  Nazionale  Idrocarburi
S.p.A.

HENRI STARCK
Advisor to the President - Thomson-CSF

EXECUTIVE OFFICERS

PASQUALE PISTORIO
President and Chief Executive Officer

LAURENT BOSSON
Corporate Vice President, Front-end Manufacturing and Americas Region

CARLO BOZOTTI
Corporate Vice President,
European and Headquarters Region

SALVATORE CASTORINA
Corporate Vice President,
Discrete and Standard ICs Group

MURRAY DUFFIN
Corporate Vice President, Total Quality Management

ALAIN DUTHEIL
Corporate Vice President,
Strategic Planning and Human Resources

ENNIO FILAURO
Corporate Vice President, Memory Products Group

PHILIPPE GEYRES
Corporate Vice President, Programmable Products Group

MAURIZIO GHIRGA
Corporate Vice President, Chief Financial Officer

JEAN CLAUDE MARQUET
Corporate Vice President, Asia/Pacific Region

PIER ANGELO MARTINOTTI
Corporate Vice President, New Ventures Group

JOEL MONNIER
Corporate Vice President,
Central Research and Development

PIERO MOSCONI
Corporate Vice President, Treasurer

ALDO ROMANO
Corporate Vice President, Dedicated Products Group

GIORDANO SERAGNOLI
Corporate Vice President, Back-end Manufacturing and Subsystems Products Group

KEIZO SHIBATA
Corporate Vice President, Japan Region
Corporate Information

PRINCIPAL EXECUTIVE OFFICE
SGS-THOMSON Microelectronics
Technoparc du Pays de Gex - B.P. 112
165, Rue Edouard Branly
01630 St. Genis Pouilly - France
Telephone: 33-50-40-26-40

STOCK LISTING
The common stock of SGS-THOMSON Microelectronics N.V. is traded on the New York Stock Exchange under the symbol "STM". The common stock is also listed on the Bourse de Paris and quoted on SEAQ International.

TRANSFER AGENT AND REGISTRAR
For questions about transfer procedures or other stock account matters, please contact:
Bank of New York
(for Shares of New York Registry)
Telephone: 212-815-5800 or 1-800-524-4458

Netherlands Management Company B.V.
(for Shares of Dutch Registry)
Telephone: 31-20-622-9726

INVESTOR RELATIONS
For copies of financial reports and other investor information,  please contact:
Francois Guibert, Group Vice President Business Planning and Development, at the Principal Executive Office noted above, or call 33-50-40-25-94. In the U.S., you may call 214-466-7699.






Editorial: Morgen-Walke Associates
Design: Inc Design, New York City  [LOGO] Printed on recycled paper

Photography credits include:

Artechnique Photographie-Seyssins;
CTS-Vimercate, Phoenix;
Studio Foto Manenti-Milan

Certain names and terms used herein are Registered Trademarks of their respective owners.

SENIOR
MANAGEMENT
TEAM

     [PHOTO]

- - PRODUCT GROUPS

ALDO ROMANO
Corporate Vice President,
Dedicated Products Group

PHILIPPE GEYRES
Corporate Vice President, Programmable Products Group

PIER ANGELO MARTINOTTI
Corporate Vice President,
New Ventures Group

ENNIO FILAURO
Corporate Vice President,
Memory Products Group

SALVATORE CASTORINA
Corporate Vice President,
Discrete and Standard ICs Group

     [PHOTO]

- - REGIONAL

RICHARD PIERANUNZI
Vice President,
Marketing and Sales
Americas Region

CARLO BOZOTTI
Corporate Vice President,
European and
Headquarters Region

KEIZO SHIBATA
Corporate Vice President,
Japan Region

JEAN-CLAUDE MARQUET
Corporate Vice President,
Asia Pacific Region

     [PHOTO]

- - STAFF FUNCTIONS

PIERO MOSCONI
Corporate Vice President,
Treasurer

ALAIN DUTHEIL
Corporate Vice President,
Strategic Planning and Human
Resources

MAURIZIO GHIRGA
Corporate Vice President,
Chief Financial Officer

MURRAY DUFFIN
Corporate Vice President,
Total Quality and Environmental
Management

     [PHOTO]

- - CENTRAL FUNCTIONS

LAURENT BOSSON
Corporate Vice President,
Front-end Manufacturing and
Americas Region

JOEL MONNIER
Corporate Vice President,
Central Research and
Development

GIORDANO SERAGNOLI
Corporate Vice President,
Back-end Manufacturing and
Subsystems Products Group

[LOGO] SGS-THOMSON
       MICROELECTRONICS